
1957 2007

STRENGTH

GROWTH

INNOVATION

HEICO® CORPORATION | 2007 ANNUAL REPORT

1993
- Flight Support Group formed



1996
- MediTek sold in very profitable transaction and Company begins focus on Aerospace, Defense and Electronics markets
- Electronic Technologies Group formed

1997
- Lufthansa Technik buys 20% of Flight Support Group
- Flight Support Group enters Aircraft Accessory Component Repair & Overhaul business





1999
- HEICO Corporation's shares are listed on the New York Stock Exchange

2000

SALES REACH **$202,909,000**

- Company sells its successful Aircraft Ground Support Equipment maker, Trilectron Industries, Inc., in highly profitable transaction
- Company enters Commuter & Regional Aircraft Accessory Component Repair and Overhaul Market





2001
- Flight Support Group forms innovative subsidiary with American Airlines to develop aircraft parts
- Electronic Technologies Group enters medical equipment market as part of Analog Modules acquisition



2002
- Company vastly increases its aircraft parts product development budget following major industry downturn in order to benefit on upturn
- Flight Support Group enters into Strategic Partnership with United Airlines

2003
- Flight Support Group enters into Strategic Partnerships with Air Canada and Delta Air Lines

2004
- Flight Support Group enters into Strategic Partnership with Japan Airlines



2005
- Company enters Homeland Security market
- Company enters aircraft parts distribution market
- Electronic Technologies Group adds to medical equipment markets with acquisitions of Lumina Power and HVT Group

2006
- Flight Support Group enters into Strategic Partnership with China Aviation Import and Export Group Corporation

2007
- HEICO celebrates its 50th Birthday
- Company reports record sales and net income
- Company pays 58th consecutive semi-annual cash dividend
- Flight Support Group enters into Strategic Partnership with British Airways
- Electronic Technologies Group expands presence in medical equipment market with EMD acquisition

SALES SURPASS **$500,000,000** FOR THE FIRST TIME

50 YEARS HEICO® TIMELINE



1957
- HEICO formed as Heinicke Instruments Co. to design and sell laboratory equipment

1960

SALES REACH
$743,000

1960
- Company goes public



INICKE

1962
- Company's shares are listed on the American Stock Exchange

1970

SALES REACH
$2,380,000





1974
- Company merges with Jet Avion Corp. and makes entry into aviation markets

1980

SALES REACH
$21,602,000

1986
- Company changes name to HEICO Corporation

1990

SALES REACH
$26,239,000



1990
- Board of Directors and management are reconstituted
- Company sells laboratory products business





1991
- Company enters medical diagnostic imaging services market with formation of its MediTek Health Corp. subsidiary

FINANCIAL HIGHLIGHTS

For the year ended October 31,[1]	2005	2006	2007
(In thousands, except per share data)			
Operating Data:			
Net sales	$ 269,647	$ 392,190	$ 507,924
Operating income	44,649	66,867	86,014
Interest expense	1,136	3,523	3,293
Interest and other income	528	639	95
Net income	$ 22,812	$ 31,888[2]	$ 39,005[3]
Weighted average number of common shares outstanding:			
Basic	24,460	25,085	25,716
Diluted	26,323	26,598	26,931
Per Share Data:			
Net income:			
Basic	$ .93	$ 1.27[2]	$ 1.52[3]
Diluted	.87	1.20[2]	1.45[3]
Cash dividends	.05	.08	.08
Balance Sheet Data (as of October 31):			
Total assets	$ 435,624	$ 534,815	$ 631,302
Total debt (including current portion)	34,124	55,061	55,952
Minority interests in consolidated subsidiaries	49,035	63,301	72,938
Shareholders' equity	273,503	317,258	371,601

(1) Results include the results of acquisitions from each respective effective date.

(2) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $1,002, or $.04 per basic and diluted share.

(3) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for the full fiscal 2006 year pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $535, or $.02 per basic and diluted share.


NET SALES
(in millions)
600
500
400
300
200
100
$269.6
$392.2
$507.9
2005|2006|2007
OPERATING INCOME
(in millions)
100
85
60
45
30
15
$44.6
$66.9
$86.0
2005|2006|2007
NET INCOME
(in millions)
40
30
20
10
$22.8
$31.9
$39.0
2005|2006|2007
NET INCOME PER SHARE
(diluted)
1.50
1.25
1.00
.75
.50
.25
$.87
$1.20
$1.45
2005|2006|2007

CORPORATE PROFILE

In 2007, HEICO Corporation celebrated its 50th year in business. Since its founding in 1957 as Heinicke Instruments Co., HEICO's sales have grown from $400,000 to over $500,000,000 in fiscal 2007. In that same period, we have grown from a small producer of equipment used in laboratories into a world-recognized leader in the design, manufacture and sale of numerous parts and components used in commercial aircraft, defense equipment, satellites, medical equipment and other products.

Today, through our Flight Support Group, we are: the world's largest producer of commercial, non-OEM, FAA-approved aircraft replacement parts; a significant provider of aircraft accessory component repair & overhaul services for hydraulic, pneumatic, electro-mechanical, avionic and flight surface applications; a niche aircraft parts distributor; and a key supplier of other critical aircraft parts.

Through our Electronic Technologies Group, we offer niche electronics, electro-optical, microwave and other subcomponents found in defense, space, medical, homeland security, telecom and other equipment used internationally.

Our customers include most of the world's airlines, airmotives, numerous major prime defense contractors, satellite manufacturers, medical equipment manufacturers and government agencies.

PRESIDENT'S MESSAGE

Dear Fellow Shareholder:

HEICO Corporation celebrated many major milestones in fiscal 2007. Among these are the celebration of HEICO's 50th year in business, the highest revenues in HEICO's history, the highest net income in HEICO's history, the highest dividend payments in HEICO's history, the highest Cash Flow from Operations in HEICO's history and the highest share price in HEICO's history.

But, we are not resting on past accomplishments. Our goal remains to continue HEICO's significant growth achieved over the past 18 years wherein we experienced compound annual growth in sales and net income of 19% and share price growth of 24% (as of 12/31/07 for share price). We believe that HEICO is well positioned to continue growing by following the strategies which we have been employing.

In fiscal 2007, our Company's net sales increased 30% to a record $507,924,000 from $392,190,000 in the prior fiscal year. During that same time, net income increased 22% to a record $39,005,000, or $1.45 per diluted share, from $31,888,000, or $1.20 per diluted share in fiscal 2006. This growth followed several years of comparable success.



Following this message is a question and answer session with the members of HEICO's Office of the President in which we provide some further insight into our Company.

I offer my deep appreciation to all of HEICO's remarkable Team Members, customers and suppliers for their critical roles in our first 50 years. I especially thank our shareholders for their continuing support and I express my gratitude to each member of our Board of Directors for bringing their experience to bear on my and HEICO's behalf.

Sincerely,

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer

February 15, 2008



Over the past 14 years, each HEICO annual report has offered an interview with our Chairman. This year we are expanding this "question and answer" session to include the members of the Office of the President. These members are (shown from left to right): Thomas S. Irwin, Executive Vice President and Chief Financial Officer; Victor H. Mendelson, Executive Vice President, President of the Electronic Technologies Group and General Counsel; Eric A. Mendelson, Executive Vice President and President of the Flight Support Group; and Laurans A. Mendelson, Chairman, President and Chief Executive Officer. These four people have worked closely together since 1990 to build HEICO from an enterprise with $26 million in annual revenue in that year to over $507 million in fiscal 2007.

Q&A

QUESTIONS AND ANSWERS

Q: How do you plan to continue HEICO's success in 2008 and beyond?

A: We plan to follow the same steps which we have employed over the last 18 years. This means continued focused on new product & service development; high quality and cost-effective production methods; acquisitions; and strategic relationships. This is our tried and true strategy which we believe is the right way to build a strong and lasting business.

Q: How do you view HEICO's debt leverage?

A: During fiscal 2007, HEICO borrowed $46 million on its revolving credit line, yet it also repaid virtually the same amount, so that net debt did not increase during the year. We accomplished this through strong Cash Flow from Operations. Our relatively low leverage strategy has allowed us to thrive in difficult times and have the financial credibility to compete with much larger enterprises. We also continually evaluate whether to accept greater financial leverage.

Q: What challenges do you face in 2008 and beyond?

A: Aside from the risks posed by global economic conditions, our challenges are essentially the same as they have been over the past 18 years. These are to continue solving engineering challenges, ensuring our customers buy our products, making acquisitions and motivating our Team Members properly .

Q: HEICO has been an active acquirer of businesses; do you expect this to continue?

A: Absolutely. Acquisitions are an important part of our strategy and, based on our track record of having successfully acquired over 30 businesses in the past 11 years-- through both expanding and contracting economies-- we fully anticipate that we will continue making acquisitions. At this point, we are evaluating several potential acquisition candidates but, naturally, we cannot be certain whether we will complete any of the acquisitions, or if we do, what the timing will be.

Q: Many of your acquisitions have been "entrepreneurial" businesses which are still run by their founders, even after HEICO acquires the companies. Has that worked well for HEICO and do you expect to continue the practice?

A: Overall, our entrepreneurial acquisitions have worked very well. We distinguish ourselves from larger entities by emphasizing to sellers/founders that we recognize the value which they bring to the business and generally want to retain their separate operations or identities. People who have sold us their companies recognize that our strategy is not to merely dismember the business which they have built. Simultaneously, though, we have made, and will continue to make, acquisitions of less entrepreneurial businesses where there are consolidation opportunities.

Q: What is the Flight Support Group's overall strategy?

A: To provide our aircraft operators and overhaul companies with cost-effective parts and repair/overhaul alternatives on a long-term basis with uncompromising quality, service and dependability.

Q: What is the Electronic Technologies Group's overall strategy?

A: We want to supply niche subcomponents found on multiple platforms in multiple industries where we can provide an engineering advantage to our customers and where we can serve markets where others are not interested in selling due to market size or other conditions. We believe that, by doing what others can't or won't do, we can bring needed value to our customers and succeed in our endeavors.

Q: What is HEICO's dividend policy?

A: In December 2007, the Board of Directors raised the dividend payable to shareholders of both our Class A Common Stock and our Common Stock by 25% to $.05 per share from $.04 per share. The dividend, which was paid on January 23, 2008, was HEICO's 59th consecutive semi-annual cash dividend since 1979. The Board of Directors has periodically raised the dividend and will continue to evaluate its dividend policies going forward.

OF PRODUCT DEVELOPMENT SUCCESS



SINCE ITS FOUNDING IN 1957, HEICO HAS REMAINED FAITHFUL TO THE OVERRIDING BELIEF THAT MUCH OF OUR SUCCESS WILL BE DRIVEN BY OUR NEW PRODUCT DEVELOPMENT. ALTHOUGH DEVELOPING NEW PRODUCTS IS OFTEN DIFFICULT, WE ARE NOT DETERRED. OUR SUCCESSFUL RECORD SPEAKS FOR ITSELF.

HEICO develops products to address customer needs. We start by understanding our customers' requirements and where they feel they are not being adequately served by the marketplace. In the 1950s, when we produced only laboratory equipment, we developed this customer-focused culture and it continues through today. Over the years, we have successfully developed a wide array of products ranging from over 6,000 FAA-approved aircraft replacement parts; infrared scene generating equipment; laser rangefinder receivers; power supplies found on board aircraft, medical systems and lasers; aircraft thermal insulation products; high voltage interconnect devices; metal seals and microwave components used on board satellites. Today, we employ nearly 200 engineers and engineering professionals at our facilities in the United States, Canada and the U.K.

TOTAL ASSETS
(in millions)


600
500
400
300
200
100
$435.6
$534.8
$631.3
2005
2006
2007

2007






H E I C O



OF MANUFACTURING EXCELLENCE

EXCELLENT MANUFACTURING CAPABILITIES AND EXPERIENCE ARE CRUCIAL COUNTERPARTS TO OUR PRODUCT DEVELOPMENT ABILITIES. SINCE ITS FOUNDING, HEICO HAS PLACED TREMENDOUS EMPHASIS ON ITS CAPACITY TO MANUFACTURE THE HIGHEST QUALITY PRODUCTS AT REASONABLE COSTS.

Starting with sheet metal fabrication capabilities in 1957, HEICO has consistently increased its manufacturing sophistication by adding in recent years such exotic capabilities as Electro Chemical Machining and Multi-Function Progressive Dye punching. Along the way, we have mastered production of very large products and extraordinarily small ones. Our manufacturing and quality assurance Team Members bring nearly irreplaceable experience to enable us to maximize our large investment in sophisticated manufacturing equipment. All HEICO products operate in High Reliability environments and our manufacturing expertise ensures that our customers can rely on us for excellent performance in difficult operating environments.

2007







1960 1970 1980 1990 2000



OF SERVING CUSTOMERS

HEICO'S CUSTOMERS HAVE ALWAYS HAD SPECIFIC NEEDS WHICH WE COULD UNIQUELY ADDRESS. OUR PHILOSOPHY IS TO PROVIDE THE HIGHEST LEVEL OF SERVICE TO ALLOW OUR CUSTOMERS TO SAFELY COUNT UPON US TO SOLVE THEIR ENGINEERING CHALLENGES AND SAVE THEM MONEY.

For 50 years, HEICO has successfully delivered products and services to its customers by fully comprehending their needs. Our approach has been, and will continue to be, to learn from our customers what they need, not to develop products and then try to convince our customers to buy the products. This strategy aligns HEICO's interests with its customers because we are merely seeking to provide them with the answers to their needs, as opposed to providing them with the answers to our needs.

Of course, our customers' needs often require us to solve serious engineering challenges and to make serious technology leaps on their behalf. We will continue to accept these challenges and plan to exceed our customers' expectations. In addition, we know that our customers want our products and services delivered at reasonable prices, with maximum efficiency and with top-notch reliability. Over the years, we have used the "Quality, Service, Dependability" trademark to describe HEICO's attitude toward serving its customers.

CASH FLOW FROM OPERATIONS
(in millions)


60
50
40
30
20
10
$35.8
$46.9
$57.5
2005
2006
2007

2007









OF BUILDING RELATIONSHIPS

AMONG OUR GREATEST STRENGTHS OVER THE PAST FIVE DECADES IS OUR EMPHASIS ON BUILDING RELATIONSHIPS — RELATIONSHIPS WITH TEAM MEMBERS, CUSTOMERS, SUPPLIERS, SHAREHOLDERS AND OTHER STAKEHOLDERS.

HEICO recognizes that relationships require mutual benefit. Mutual benefit often requires mutual compromise. We fully know that our success is not predicated on our ability to gain all of the advantages in our dealings with others, rather we know that people and businesses expect to get a fair deal from us. We apply this approach equally to our dealings with our customers, who often count on us as their sole source for products and services, as we do to our dealings with our own suppliers. Further, this applies to our relationships with our Team Members, who own a sizeable portion of HEICO's shares and on whom we rely every day to build our business. Our partner agreements with Air Canada, American Airlines, British Airways, China Aviation Import and Export Group Corporation, Delta Air Lines, Japan Airlines, Lufthansa and United Airlines are further evidence of our relationship building accomplishments.

2007






BRITISH AIRWAYS

2007 FINANCIAL STATEMENTS AND OTHER INFORMATION

Selected Financial Data

For the year ended October 31,[1]	2003	2004	2005	2006	2007
	(In thousands, except per share data)				
Operating Data:					
Net sales	$ 176,453	$ 215,744	$ 269,647	$ 392,190	$ 507,924
Gross profit	58,104	75,812	100,996	142,513	177,458
Selling, general and administrative expenses	34,899	43,193	56,347	75,646	91,444
Operating income	23,205	32,619[3]	44,649	66,867	86,014
Interest expense	1,189	1,090	1,136	3,523	3,293
Interest and other income	93	26	528	639	95
Life insurance proceeds	–	5,000[4]	-	–	–
Net income	$ 12,222	$ 20,630[3][4]	$ 22,812	$ 31,888[5]	$ 39,005[6]
Weighted average number of common shares outstanding:[2]					
Basic	23,237	24,037	24,460	25,085	25,716
Diluted	24,531	25,755	26,323	26,598	26,931
Per Share Data:[2]					
Net income:					
Basic	$ .53	$ .86[3][4]	$ .93	$ 1.27[5]	$ 1.52[6]
Diluted	.50	.80[3][4]	.87	1.20[5]	1.45[6]
Cash dividends	.045	.050	.050	.080	.080
Balance Sheet Data (as of October 31):					
Total assets	$ 333,244	$ 364,255	$ 435,624	$ 534,815	$ 631,302
Total debt (including current portion)	32,013	18,129	34,124	55,061	55,952
Minority interests in consolidated subsidiaries	40,577	44,644	49,035	63,301	72,938
Shareholders' equity	221,518	247,402	273,503	317,258	371,601

(1) Results include the results of acquisitions from each respective effective date.

(2) Information has been adjusted retroactively to give effect to a 10% stock dividend paid in shares of Class A Common Stock in January 2004.

(3) Operating income was reduced by an aggregate of $850 in restructuring expenses recorded by certain subsidiaries of the Flight Support Group that provide repair and overhaul services, including $350 recorded in cost of sales and $500 recorded in selling, general, and administrative expenses. The restructuring expenses decreased net income by $427, or $.02 per basic and diluted share.

(4) Represents proceeds from a $5,000 key-person life insurance policy maintained by a subsidiary of the Flight Support Group. The minority interest's share of this income totaled $1,000, which is reported as a component of minority interests' share of income. Accordingly, the life insurance proceeds increased net income by $4,000, or $.17 per basic and $.16 per diluted share.

(5) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $1,002, or $.04 per basic and diluted share.

(6) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for the full fiscal 2006 year pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $535, or $.02 per basic and diluted share.

OVERVIEW

The Company's operations are comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The Flight Support Group consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and its subsidiaries, which primarily:

- *Designs, Manufactures, Repairs and Distributes Jet Engine and Aircraft Component Replacement Parts.* The Flight Support Group designs, manufactures, repairs and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the Federal Aviation Administration ("FAA"). The Flight Support Group also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- *Designs and Manufactures Electronic, Microwave, and Electro-Optical Equipment, High-Speed Interface Products, High Voltage Interconnection Devices, and High Voltage Advanced Power Electronics.* The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infra-red simulation, calibration and testing equipment; electromagnetic interference shielding for commercial and military aircraft operators, electronics companies, and telecommunications equipment suppliers; advanced high-technology interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems, and test systems to computers; high voltage energy generators interconnection devices, cable assemblies and wire for the medical equipment, defense, and other industrial markets; and high frequency power delivery systems for the commercial sign industry.

The Company's results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. For further information regarding the acquisitions discussed below, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. The acquisitions have been accounted for using the purchase method of accounting and are included in the Company's results of operations from the effective dates of acquisition.

In November 2005, the Company, through HEICO Electronic, acquired all of the stock of Engineering Design Team, Inc. and substantially all of the assets of its affiliate (collectively "EDT") and through HEICO Aerospace, acquired a 51% interest in Seal Dynamics LLC ("Seal LLC"). The remaining 49% interest is principally owned by a member of Seal LLC's management group.

In May 2006 and September 2006, the Company, through HEICO Aerospace, acquired all of the stock of Arger Enterprises, Inc. and its related companies (collectively "Arger") and an 80% interest in Prime Air, Inc. and its affiliate (collectively "Prime"), respectively. Under the Prime transaction, a new subsidiary was formed, Prime Air, LLC ("Prime Air"), which acquired substantially all of the assets and assumed certain liabilities of Prime. Prime Air is owned 80% by the Company and 20% by certain members of Prime's management group.

During fiscal 2007, the Company, through HEICO Aerospace and HEICO Electronic, acquired an additional 10% and .75%, respectively, of the equity interests in two of its subsidiaries, which increased the Company's ownership interest to 90% and 85.75%, respectively. The purchase price of the acquired equity interests was paid using cash provided by operating activities.

In April and September 2007, the Company, through HEICO Electronic, acquired all of the stock of FerriShield, Inc. ("FerriShield") and EMD Technologies Inc. ("EMD"), respectively. In May 2007 and August 2007, the Company, through HEICO Aerospace, acquired certain assets of a supplier and substantially all of the assets of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts, respectively. The purchase price of the supplier's assets was paid using cash provided by operating activities.

The purchase price of each fiscal 2006 and 2007 acquisition was paid in cash using proceeds from the Company's revolving credit facility unless otherwise noted and was not significant to the Company's consolidated financial statements individually.

CRITICAL ACCOUNTING POLICIES

The Company believes that the following are its most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Variations in actual labor performance, changes to estimated profitability, and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 3%, 4%, and 6% in fiscal 2007, 2006, and 2005, respectively. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2007, 2006, or 2005.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, and economic conditions within and outside of the aviation, defense, space, and electronics industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventory

Inventory is stated at the lower of cost or market, with cost being determined on first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns, and expected future demand and estimates the amount necessary to write-down its slow moving, obsolete, or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Valuation of Goodwill

The Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any. The determination of fair value requires the Company to make a number of estimates, assumptions, and judgments of such factors as earnings multiples, projected revenues, and operating expenses and the Company's weighted average cost of capital. If there is a material change in such assumptions used by the Company in determining fair value or if there is a material change in the conditions or circumstances influencing fair value, the Company could be required to recognize a material impairment charge. Based on the annual goodwill test for impairment as of October 31, 2007, the Company determined there is no impairment of its goodwill.

Purchase Accounting

The Company applies the purchase method of accounting to its acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair market values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items. We determine the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth the results of the Company's operations, net sales and operating income by operating segment, and the percentage of net sales represented by the respective items in the Company's Consolidated Statements of Operations:

For the year ended October 31,	2005	2006	2007
Net sales	$ 269,647,000	$ 392,190,000	$ 507,924,000
Cost of sales	168,651,000	249,677,000	330,466,000
Selling, general, and administrative expenses	56,347,000	75,646,000	91,444,000
Total operating costs and expenses	224,998,000	325,323,000	421,910,000
Operating income	$ 44,649,000	$ 66,867,000	$ 86,014,000
Net sales by segment:			
Flight Support Group	$ 191,989,000	$ 277,255,000	$ 383,911,000
Electronic Technologies Group	77,821,000	115,021,000	124,035,000
Intersegment sales	(163,000)	(86,000)	(22,000)
	$ 269,647,000	$ 392,190,000	$ 507,924,000
Operating income by segment:			
Flight Support Group	$ 32,795,000	$ 46,840,000	$ 67,408,000
Electronic Technologies Group	20,978,000	34,026,000	33,870,000
Other, primarily corporate	(9,124,000)	(13,999,000)	(15,264,000)
	$ 44,649,000	$ 66,867,000	$ 86,014,000
Net sales	100.0%	100.0%	100.0%
Gross profit	37.5%	36.3%	34.9%
Selling, general, and administrative expenses	20.9%	19.3%	18.0%
Operating income	16.6%	17.0%	16.9%
Interest expense	0.4%	0.9%	0.6%
Interest and other income	0.2%	0.2%	0.0%
Income tax expense	6.0%	5.3%	5.4%
Minority interests' share of income	1.9%	2.9%	3.2%
Net income	8.5%	8.1%	7.7%

COMPARISON OF FISCAL 2007 TO FISCAL 2006

Net Sales

Net sales in fiscal 2007 increased by 29.5% to $507.9 million, as compared to net sales of $392.2 million in fiscal 2006. The increase in net sales reflects an increase of $106.7 million (a 38.5% increase) to $383.9 million in net sales within the FSG, and an increase of $9.0 million (a 7.8% increase) to $124.0 million in net sales within the ETG. The FSG's net sales increase reflects organic growth of approximately 21% and acquisitions, principally Arger in May 2006 and Prime Air in September 2006. The organic growth reflects increased sales of new products and services and continued increased demand for the FSG's aftermarket replacement parts and repair and overhaul services within the commercial airline industry. The ETG's net sales increase reflects organic growth of approximately 5% and the acquisitions of FerriShield in April 2007 and EMD in September 2007. The organic growth principally reflects increased demand for certain products.

The Company's net sales in fiscal 2007 by market approximated 69% from the commercial aviation industry, 16% from the defense and space industries, and 15% from other industrial markets including medical, electronics, and telecommunications. The Company's net sales in fiscal 2006 by market approximated 64% from the commercial aviation industry, 19% from the defense and space industries, and 17% from other industrial markets including medical, electronics, and telecommunications.

Gross Profit and Operating Expenses

The Company's gross profit margin decreased to 34.9% in fiscal 2007 as compared to 36.3% in fiscal 2006, reflecting lower margins within the ETG due principally to a less favorable product mix. Consolidated cost of sales in fiscal 2007 and 2006 includes approximately $16.5 million and $15.3 million, respectively, of new product research and development expenses.

Selling, general, and administrative ("SG&A") expenses were $91.4 million and $75.6 million in fiscal 2007 and 2006, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the growth in net sales discussed above including acquisitions and an increase in corporate expenses. The increase in corporate expenses reflects higher compensation and performance awards based on improvement in consolidated operating results.

As a percentage of net sales, SG&A expenses decreased to 18.0% in fiscal 2007 compared to 19.3% in fiscal 2006. The decrease as a percentage of net sales is due to efficiencies in controlling costs while increasing revenues.

Operating Income

Operating income in fiscal 2007 increased by 28.6% to $86.0 million, compared to operating income of $66.9 million in fiscal 2006. The increase in operating income reflects an increase of $20.6 million (a 43.9% increase) to $67.4 million in operating income of the FSG in fiscal 2007, partially offset by a $.2 million decrease (a .5% decrease) in operating income of the ETG to $33.9 million in fiscal 2007 and a $1.3 million increase in corporate expenses as discussed above.

As a percentage of net sales, operating income decreased slightly to 16.9% in fiscal 2007 compared to 17.0% in fiscal 2006. The decrease in operating income as a percentage of net sales reflects a decrease in the ETG's operating income as a percentage of net sales from 29.6% in fiscal 2006 to 27.3% in fiscal 2007, partially offset by an increase in the FSG's operating income as a percentage of net sales from 16.9% in fiscal 2006 to 17.6% in fiscal 2007. The decrease in the ETG's operating income as a percentage of net sales principally reflects the lower gross profit margins discussed previously. The increase in the FSG's operating income as a percentage of net sales reflects the increase in net sales and operating efficiencies within SG&A expenses. See "Outlook" below for additional information on the operating margins of the FSG & ETG.

Interest Expense

Interest expense decreased to $3,293,000 in fiscal 2007 from $3,523,000 in fiscal 2006. The decrease was principally due to a lower weighted average balance outstanding under the revolving credit facility in fiscal 2007, partially offset by higher interest rates. Additional information about the Company's revolving credit facility may be found within "Financing Activities," which follows.

Interest and Other Income

Interest and other income in fiscal 2007 and 2006 were not material.

Income Tax Expense

The Company's effective tax rate for fiscal 2007 increased to 33.2% from 32.7% in fiscal 2006. The increase is principally due to the phase-out of the extraterritorial income ("ETI") exclusion provisions pursuant to the American Jobs Creation Act of 2004 that had resulted in a tax benefit on export sales, partially offset by a higher amount of the minority interests' share of income excluded from the Company's 2007 consolidated income subject to federal income taxes.

The effective tax rate for fiscal 2007 reflects an income tax credit (net of expenses) for qualified research and development activities recognized for the full fiscal 2006 year in fiscal 2007. The fiscal 2006 tax credit was recorded pursuant to the December 2006 retroactive extension for the two year period covering January 1, 2006 to December 31, 2007 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code and increased net income by approximately $.5 million in fiscal 2007.

Income tax expense in fiscal 2006 includes an income tax credit for qualified research and development activities claimed in the Company's income tax return for fiscal 2005 and amended returns for previous tax years that were filed in fiscal 2006. The aggregate tax credit, net of expenses, increased net income by approximately $1.0 million in fiscal 2006.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Statements of Operations.

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the minority interests held in HEICO Aerospace, including the 20% minority interest held in HEICO Aerospace, the 49% minority interest held in Seal LLC, and the 20% minority interest held in Prime Air; as well as the minority interests held in certain subsidiaries of HEICO Electronic. The increase in the minority interests' share of income in fiscal 2007 compared to fiscal 2006 is primarily attributable to the higher earnings of the FSG and Seal LLC, as well as the September 2006 acquisition of Prime Air.

Net Income

The Company's net income was $39.0 million, or $1.45 per diluted share, in fiscal 2007 compared to $31.9 million, or $1.20 per diluted share, in fiscal 2006 reflecting the increased operating income referenced above, partially offset by the increased minority interests' share of certain consolidated subsidiaries.

Outlook

The Company reported increased consolidated net sales and operating income in fiscal 2007 compared to fiscal 2006, reflecting both strong organic growth and growth through acquisitions. The consolidated operating margin of 16.9% for fiscal 2007 was in line with the Company's expectations and approximated the 17.0% reported for fiscal 2006. The operating margins of the FSG improved year-over-year due principally to operating efficiencies, and, although the ETG experienced a slight decrease, the operating margins within the ETG have remained strong.

As the Company looks forward to fiscal 2008 and beyond, HEICO will continue its focus on developing new products and services, further market penetration, additional acquisition opportunities, and maintaining its financial strength. Based on current economic and market conditions and including the results of the Company's recent acquisitions, the Company is targeting growth in fiscal 2008 net sales and earnings over fiscal 2007 results.

COMPARISON OF FISCAL 2006 TO FISCAL 2005

Net Sales

Net sales in fiscal 2006 increased by 45.4% to $392.2 million, as compared to net sales of $269.6 million in fiscal 2005. The increase in net sales reflects an increase of $85.3 million (a 44.4% increase) to $277.3 million in net sales within the FSG, and an increase of $37.2 million (a 47.8% increase) to $115.0 million in net sales within the ETG. The FSG's net sales increase reflects the acquisitions of Seal LLC, Arger, and Prime Air and organic growth of approximately 14%. The organic growth reflects increased sales of new products and services as well as improved demand for the FSG's aftermarket replacement parts and repair and overhaul services associated with continued recovery within the commercial airline industry. The ETG's net sales increase reflects the acquisitions of Connectronics, Lumina, HVT, and EDT and organic growth of approximately 8% reflecting increased demand for certain products.

The Company's net sales in fiscal 2006 by market approximated 64% from the commercial aviation industry, 19% from the defense and space industries, and 17% from other industrial markets including medical, electronics, and telecommunications. The Company's net sales in fiscal 2005 by market approximated 64% from the commercial aviation industry, 23% from the defense and space industries, and 13% from other industrial markets including medical, electronics, and telecommunications.

Gross Profit and Operating Expenses

The Company's gross profit margin decreased slightly to 36.3% in fiscal 2006 as compared to 37.5% in fiscal 2005, reflecting slightly lower margins within the FSG offset by an increase in the ETG margin. The FSG's gross profit margin decrease was due principally to a less favorable product mix including the expected impact of lower margins realized on products distributed by Seal LLC and Arger. The ETG's gross profit margin increase was principally from improved product mix, including a higher margin product mix contributed by recent acquisitions. Consolidated cost of sales in fiscal 2006 and 2005 includes approximately $15.3 million and $11.3 million, respectively, of new product research and development expenses.

Selling, general, and administrative ("SG&A") expenses were $75.6 million and $56.3 million in fiscal 2006 and 2005, respectively. The increase in SG&A expenses was mainly due to higher operating costs, principally personnel related, associated with the aforementioned acquisitions, the increase in net sales discussed above, an increase in corporate expenses and stock option compensation expense (see "Stock Based Compensation," which follows). The increase in corporate expenses reflects higher compensation and performance awards ($2.0 million) as well as professional fees ($.7 million) associated with a qualified research and development activities claim (see "Income Tax Expense" below).

As a percentage of net sales, SG&A expenses decreased to 19.3% in fiscal 2006 compared to 20.9% in fiscal 2005. The decrease as a percentage of net sales is due to continued efficiencies in controlling costs while increasing revenues.

Operating Income

Operating income in fiscal 2006 increased by 49.8% to $66.9 million, compared to operating income of $44.6 million in fiscal 2005. The increase in operating income reflects an increase of $14.0 million (a 42.8% increase) to $46.8 million in operating income of the FSG in fiscal 2006. Operating income of the ETG increased $13.0 million (a 62.2% increase) to $34.0 million in fiscal 2006. These increases were partially offset by the aforementioned increase in corporate expenses. As a percentage of net sales, operating income increased from 16.6% in fiscal 2005 to 17.0% in fiscal 2006. The increase in operating income as a percentage of net sales reflects a slight decrease in the FSG's operating income as a percentage of net sales from 17.1% in fiscal 2005 to 16.9% in fiscal 2006 offset by an increase in the ETG's operating income as a percentage of net sales from 27.0% in fiscal 2005 to 29.6% in fiscal 2006. The decrease in the FSG's operating income as a percentage of net sales reflects the lower gross profit margins discussed previously, partially offset by improved operating efficiencies within SG&A expenses. The increase in the ETG's operating income as a percentage of net sales reflects the increased gross profit margins discussed previously.

Interest Expense

Interest expense increased to $3,523,000 in fiscal 2006 from $1,136,000 in fiscal 2005. The increase was principally due to a higher weighted average balance outstanding under the revolving credit facility in fiscal 2006 and higher interest rates. Additional information about the Company's revolving credit facility may be found within "Financing Activities," which follows.

Interest and Other Income

Interest and other income in fiscal 2006 and 2005 were not material.

Income Tax Expense

The Company's effective tax rate for fiscal 2006 decreased to 32.7% from 36.6% in fiscal 2005. The decrease is principally due to a higher amount of the minority interests' share of income excluded from the Company's fiscal 2006 consolidated income subject to federal income taxes, as well as an income tax credit for qualified research and development activities claimed in its income tax return for fiscal 2005 and amended returns for previous tax years that were filed in the third and fourth quarters of fiscal 2006. The aggregate tax credit, net of expenses, increased net income by approximately $1.0 million in fiscal 2006. For a detailed analysis of the provision for income taxes see Note 6, Income Taxes, of the Notes to Consolidated Statements of Operations.

Minority Interests' Share of Income

Minority interests' share of income of consolidated subsidiaries relates to the minority interests held in HEICO Aerospace, including the 20% minority interest held in HEICO Aerospace, the 49% minority interest held in Seal LLC and the 20% minority interest held in Prime Air; and the minority interests held in the ETG, which consist of the 20% minority interest held in Sierra Microwave Technology, LLC ("Sierra") and the 15% minority interest held in HVT. The increase in the minority interests' share of income in fiscal 2006 compared to fiscal 2005 is attributable to the acquisitions of Seal LLC (November 2005), HVT (September 2005), and Prime Air (September 2006) and the higher earnings of the FSG and Sierra.

Net Income

The Company's net income was $31.9 million, or $1.20 per diluted share, in fiscal 2006 compared to $22.8 million, or $.87 per diluted share, in fiscal 2005 reflecting the increased operating income referenced above.

INFLATION

The Company has generally experienced increases in its costs of labor, materials, and services consistent with overall rates of inflation. The impact of such increases on the Company's net income has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash primarily from its operating activities and financing activities, including borrowings under short-term and long-term credit agreements.

Principal uses of cash by the Company include acquisitions, payments of principal and interest on debt, capital expenditures, cash dividends, and increases in working capital.

The Company believes that its net cash provided by operating activities and available borrowings under its revolving credit facility will be sufficient to fund cash requirements for the foreseeable future.

Operating Activities

Net cash provided by operating activities was $57.5 million for fiscal 2007, principally reflecting net income of $39.0 million, minority interests' share of income of $16.3 million, depreciation and amortization of $12.2 million, a tax benefit related to stock option exercises of $6.9 million, and a deferred income tax provision of $2.8 million, partially offset by an increase in net operating assets of $16.0 million and the presentation of $5.3 million of excess tax benefit from stock option exercises as a financing activity in accordance with the provisions of SFAS No. 123(R) (see "Stock Based Compensation" below). The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories by the FSG required to meet increased sales demand associated with new product offerings, sales growth, improved product delivery times, and higher prices of certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Net cash provided by operating activities was $46.9 million for fiscal 2006, principally reflecting net income of $31.9 million, minority interests' share of income of $11.2 million, depreciation and amortization of $10.6 million, a tax benefit related to stock option exercises of $2.2 million, a deferred income tax provision of $2.6 million, and stock option compensation expense of $1.4 million, partially offset by an increase in net operating assets of $12.0 million and the presentation of $1.6 million of excess tax benefit from stock option exercises as a financing activity in accordance with the provisions of SFAS No. 123(R) (see "Stock Based Compensation" below). The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories required to meet increased sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Net cash provided by operating activities was $35.8 million for fiscal 2005, principally reflecting net income of $22.8 million, depreciation and amortization of $7.4 million, minority interests' share of income of $5.1 million, a deferred income tax provision of $3.0 million and a tax benefit related to stock option exercises of $2.8 million, partially offset by an increase in net operating assets of $5.3 million. The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories required to meet increased sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Investing Activities

Net cash used in investing activities during the three fiscal year period ended October 31, 2007 primarily relates to several acquisitions, including contingent payments, totaling $148.0 million, including $48.4 million in fiscal 2007, $58.1 million in fiscal 2006, and $41.5 million in fiscal 2005. Further details on acquisitions may be found under the caption "Overview" and within Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Capital expenditures aggregated $31.1 million over the last three fiscal years, primarily reflecting the expansion of existing production facilities and capabilities, which were generally funded using cash provided by operating activities. In fiscal 2005, the Company received proceeds of $3.5 million from the sale of a building held for sale.

Financing Activities

During the three fiscal year period ended October 31, 2007, the Company borrowed an aggregate $142.0 million under its revolving credit facility principally to fund acquisitions, including $46.0 million in fiscal 2007, $59.0 million in fiscal 2006, and $37.0 million in fiscal 2005. Further details on acquisitions may be found under the caption "Overview" and within Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Repayments on the revolving credit facility aggregated $105.0 million over the last three fiscal years, including $46.0 million in fiscal 2007, $38.0 million in fiscal 2006, and $21.0 million in fiscal 2005. For the three year fiscal period ended October 31, 2007, the Company received proceeds from stock option exercises aggregating $13.7 million, made distributions to minority interest owners aggregating

$10.4 million, and paid cash dividends aggregating $5.3 million, partially offset by net repayments of $2.0 million on the Company's short-term line of credit. Net cash provided by financing activities also includes the presentation of $5.3 million and $1.6 million of excess tax benefit from stock option exercises in fiscal 2007 and 2006, respectively, in accordance with the provisions of SFAS No. 123(R).

In August 2005, the Company amended its revolving credit facility by entering into a $130 million Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which expires in August 2010. The Credit Facility includes a feature that will allow the Company to increase the Credit Facility, at its option, up to an aggregate amount of $175 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures, and to finance acquisitions. In July 2006, the Company amended the Credit Facility principally to include a less restrictive covenant regarding requisite approval of acquisitions by the bank syndicate. The prior covenant relating to approval by the bank syndicate of acquisitions in excess of an aggregate of $50 million over any twelve-month period was eliminated provided the Company maintains an agreed upon, or lower, leverage ratio. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest, and non-cash charges or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins range from .75% to 2.00% for LIBOR based borrowings and from .00% to .50% for Base Rate based borrowings. A fee is charged on the amount of the unused commitment ranging from .20% to .50% (depending on the Company's leverage ratio). The Credit Facility also includes a $10 million swingline sublimit and a $15 million sublimit for letters of credit. The Credit Facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants that require, among other things, the maintenance of the leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the revolving credit facility.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of October 31, 2007:

	Payments due by fiscal period				
	Total	2008	2009 - 2010	2011 - 2012	Thereafter
Short term and long-term debt obligations[1]	$ 55,788,000	$ 2,134,000	$ 53,450,000	$ 181,000	$ 23,000
Capital lease obligations and equipment loans[1]	164,000	53,000	102,000	9,000	–
Operating lease obligations[2]	25,927,000	4,682,000	6,899,000	4,454,000	9,892,000
Purchase obligations[3]	11,899,000	11,857,000	42,000	–	–
Other long-term liabilities[4]	2,216,000	1,932,000	137,000	81,000	66,000
Total contractual obligations	$ 95,994,000	$ 20,658,000	$ 60,630,000	$ 4,725,000	$ 9,981,000

(1) Excludes interest charges on borrowings and the fee on the amount of any unused commitment that the Company may be obligated to pay under its revolving credit facility as such amounts vary. Also excludes interest charges associated with notes payable, capital lease obligations, and equipment loans as such amounts are not material. See Note 5, Short-Term and Long-Term Debt, of the Notes to Consolidated Financial Statements and "Financing Activities" above for additional information regarding the Company's long-term debt and capital lease obligations and equipment loans.

(2) See Note 15, Commitments and Contingencies – Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding the Company's operating lease obligations.

(3) Includes additional purchase consideration aggregating $11,736,000 relating to fiscal 2006 acquisitions. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Also includes $163,000 of commitments for capitalized expenditures and excludes all purchase obligations for inventory and supplies in the ordinary course of business.

(4) Includes $1,826,000 of discretionary contributions under our Leadership Compensation Plan, which is explained further in Note 3, Selected Financial Statement Information – Other Non-Current Liabilities, of the Notes to Consolidated Financial Statements. The amounts in the table do not include amounts related to the Company's other deferred compensation arrangement for which there is an offsetting asset included in the Company's Consolidated Balance Sheets. Also includes projected payments aggregating $315,000 under our Directors Retirement Plan, which is explained further in Note 9, Retirement Plans, of the Notes to Consolidated Financial Statements (the plan is unfunded and we pay benefits directly) and $75,000 of other contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has arranged for standby letters of credit aggregating $1.8 million to meet the security requirement of its insurance company for potential workers' compensation claims, which are supported by the Company's revolving credit facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

Pursuant to the purchase agreement related to the acquisition of an 80% interest in a subsidiary by the FSG in fiscal 2001, the Company acquired an additional 10% of the equity interests of the subsidiary in fiscal 2007. The Company has the right to purchase the remaining 10% of the equity interests in fiscal 2011, or sooner under certain conditions, and the minority interest holder has the right to cause the Company to purchase the same equity interest in the same period.

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the Company has the right to purchase the minority interests beginning at approximately the tenth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase their interests commencing on approximately the fifth anniversary of the acquisition, or sooner under certain conditions.

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration currently estimated to total up to $2.3 million should the subsidiary meet certain product line-related earnings objectives during the fourth and fifth years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met.

As part of the agreement to acquire an 85% interest in a subsidiary by the ETG in fiscal 2005, the minority interest holders have the right to cause the Company to purchase their interests over a four-year period starting around the second anniversary of the acquisition, or sooner under certain conditions. In fiscal 2007, some of the minority interest holders exercised their option to cause the Company to purchase their aggregate 3% interest over the four-year period ending in fiscal 2010. Accordingly, the Company increased its ownership interest in the subsidiary by .75% (or one-fourth of such minority interest holders' aggregate interest) to 85.75% effective April 2007.

As part of the agreement to acquire a 51% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase 28% of the equity interests of the subsidiary over a four-year period beginning approximately after the second anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period. Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning approximately after the fourth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2006, the Company may be obligated to pay additional purchase consideration up to $17.8 million and $19.2 million, respectively, based on the subsidiary's fiscal 2008 and 2009 respective earnings relative to target. The additional purchase consideration will be accrued when the earnings objectives are met and payable in the subsequent fiscal year.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase the minority interests beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, the Company may be obligated to pay additional purchase consideration up to $76.9 million in aggregate should the subsidiary meet certain earnings objectives during the first five years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met.

For additional information on the aforementioned acquisitions see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

STOCK BASED COMPENSATION

Effective November 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," as interpreted by the Securities and Exchange Commission in Staff Accounting Bulletin No. 107 and began recording compensation expense associated with stock options. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions). Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense had only been recorded in the consolidated financial statements for any stock options granted below fair market value of the underlying stock as of the date of grant.

The Company adopted the modified prospective transition method provided for under SFAS No. 123(R) and, accordingly, prior period results have not been retroactively adjusted. The modified prospective transition method requires that stock-based compensation expense be recorded for (i) all new stock options granted on or after November 1, 2005 based on the grant date fair value determined under the provisions of SFAS No. 123(R) and (ii) all unvested stock options granted prior to November 1, 2005 based on the grant date fair value as determined under the provisions of SFAS No. 123.

Beginning in fiscal 2006, the Company has presented the cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised ("excess tax benefit") as a financing activity in the Consolidated Statements of Cash Flows as prescribed by SFAS No. 123(R). Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from stock option exercises as an operating activity in the Consolidated Statements of Cash Flows. For the fiscal years ended October 31, 2007 and 2006, the excess tax benefit from stock option exercises of $5,262,000 and $1,550,000, respectively, was presented in financing activities in the Company's Consolidated Statements of Cash Flows.

As a result of the adoption of SFAS No. 123(R), the Company's net income for the fiscal years ended October 31, 2007 and 2006 includes compensation expense of $658,000 and $1,373,000, respectively, and an income tax benefit related to the Company's stock options of $165,000 and $391,000, respectively. Substantially all of the stock option compensation expense was recorded as a component of selling, general, and administrative expenses in the Company's Consolidated Statements of Operations.

As of October 31, 2007, there was $.2 million of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately .7 years.

Further information regarding stock options can be found in Note 8, Stock Options, of the Notes to Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle. The Statement eliminates the requirement in APB Opinion No. 20 to include the cumulative effect of changes in accounting principle in the income statement in the period of change, and instead requires that changes in accounting principle be retrospectively applied unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement applies to all voluntary changes in accounting principle. SFAS No. 154 is effective for changes made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertain income tax positions. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. FIN 48 presents a two-step process for evaluating a tax position. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizing that amount in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, or in fiscal 2008 for HEICO. The Company is currently evaluating the impact that the adoption of FIN 48 will have on it results of operations financial position and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in accordance with generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. The Company is currently in the process of evaluating the effect that the adoption of SFAS No. 157 will have on its results of operations, financial position, and cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet (iron curtain) approach and an income statement (rollover) approach then evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. The Company has not yet determined if it will elect to apply any of the provisions of SFAS No. 159 and is currently evaluating the effect, if any, the adoption of SFAS No. 159 will have on its results of operations, financial position, and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect that the adoption of SFAS No. 141(R) will have on its results of operations, financial position, and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect that the adoption of SFAS No. 160 will have on its results of operations, financial position, and cash flows.

FORWARD LOOKING STATEMENTS

Certain statements in this Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "believe," "expect," "estimate," and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements, or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls, and conference calls, concerning our operations, economic performance, and financial condition are subject to known and unknown risks, uncertainties, and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

- Lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services;
- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers, or competition from existing and new competitors, which could reduce our sales;
- HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth;
- HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates, and economic conditions within and outside of the aviation, defense, space, and electronics industries, which could negatively impact our costs and revenues; and
- HEICO's ability to maintain effective internal controls, which could adversely affect our business and the market price of our common stock.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary market risk to which the Company has exposure is interest rate risk, mainly related to its revolving credit facility and industrial development revenue bonds, which have variable interest rates. Interest rate risk associated with the Company's variable rate debt is the potential increase in interest expense from an increase in interest rates. Periodically, the Company enters into interest rate swap agreements to manage its interest expense. The Company did not have any interest rate swap agreements in effect as of October 31, 2007. Based on the Company's aggregate outstanding variable rate debt balance of $55 million as of October 31, 2007, a hypothetical 10% increase in interest rates would increase the Company's interest expense by approximately $314,000 in fiscal 2008.

The Company maintains a portion of its cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2007 would not have a material effect on the Company's results of operations or financial position.

The Company is also exposed to foreign currency exchange rate fluctuations on the United States dollar value of its foreign currency denominated transactions, which are principally in Canadian dollar and British pound sterling. A hypothetical 10% weakening in the exchange rate of the Canadian dollar or British pound sterling to the United States dollar as of October 31, 2007 would not have a material effect on the Company's results of operations or financial position.

Consolidated Balance Sheets

As of October 31,	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,947,000	$ 4,999,000
Accounts receivable, net	82,399,000	65,012,000
Inventories, net	115,770,000	97,283,000
Prepaid expenses and other current assets	4,557,000	3,418,000
Deferred income taxes	10,135,000	9,309,000
Total current assets	217,808,000	180,021,000
Property, plant and equipment, net	55,554,000	49,489,000
Goodwill	310,502,000	275,116,000
Intangible assets, net	35,333,000	22,011,000
Other assets	12,105,000	8,178,000
Total assets	$ 631,302,000	$ 534,815,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 2,187,000	$ 39,000
Trade accounts payable	28,161,000	22,386,000
Accrued expenses and other current liabilities	53,878,000	41,503,000
Income taxes payable	3,112,000	1,575,000
Total current liabilities	87,338,000	65,503,000
Long-term debt, net of current maturities	53,765,000	55,022,000
Deferred income taxes	35,296,000	28,052,000
Other non-current liabilities	10,364,000	5,679,000
Total liabilities	186,763,000	154,256,000
Minority interests in consolidated subsidiaries	72,938,000	63,301,000
Commitments and contingencies (Notes 2 and 15)		
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000,000 shares authorized; 300,000 shares designated as Series B Junior Participating Preferred Stock and 300,000 shares designated as Series C Junior Participating Preferred Stock; none issued	-	-
Common Stock, $.01 par value par share; 30,000,000 shares authorized; 10,538,691 and 10,311,564 shares issued and outstanding, respectively	105,000	103,000
Class A Common Stock, $.01 par value per share; 30,000,000 shares authorized; 15,612,862 and 15,062,398 shares issued and outstanding, respectively	156,000	151,000
Capital in excess of par value	220,658,000	206,260,000
Accumulated other comprehensive income	3,050,000	62,000
Retained earnings	147,632,000	110,682,000
Total shareholders' equity	371,601,000	317,258,000
Total liabilities and shareholders' equity	$ 631,302,000	$ 534,815,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the year ended October 31,	2007	2006	2005
Net sales	$ 507,924,000	$ 392,190,000	$ 269,647,000
Operating costs and expenses:			
Cost of sales	330,466,000	249,677,000	168,651,000
Selling, general, and administrative expenses	91,444,000	75,646,000	56,347,000
Total operating costs and expenses	421,910,000	325,323,000	224,998,000
Operating income	86,014,000	66,867,000	44,649,000
Interest expense	(3,293,000)	(3,523,000)	(1,136,000)
Interest and other income	95,000	639,000	528,000
Income before income taxes and minority interests	82,816,000	63,983,000	44,041,000
Income tax expense	27,530,000	20,900,000	16,100,000
Income before minority interests	55,286,000	43,083,000	27,941,000
Minority interests' share of income	16,281,000	11,195,000	5,129,000
Net income	$ 39,005,000	$ 31,888,000	$ 22,812,000
Net income per share:			
Basic	$ 1.52	$ 1.27	$ .93
Diluted	$ 1.45	$ 1.20	$ .87
Weighted average number of common shares outstanding:			
Basic	25,715,899	25,084,532	24,460,185
Diluted	26,931,048	26,597,603	26,323,302

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Common Stock	Class A Common Stock
Balances as of October 31, 2004	$ 99,000	$ 143,000
Net income	–	–
Foreign currency translation adjustments	–	–
Comprehensive income	–	–
Cash dividends ($.05 per share)	–	–
Tax benefit from stock option exercises	–	–
Proceeds from stock option exercises	2,000	2,000
Stock option compensation expense	–	–
Other	–	–
Balances as of October 31, 2005	101,000	145,000
Net income	–	–
Foreign currency translation adjustments	–	–
Comprehensive income	–	–
Cash dividends ($.08 per share)	–	–
Tax benefit from stock option exercises	–	–
Proceeds from stock option exercises	2,000	6,000
Stock option compensation expense	–	–
Other	–	–
Balances as of October 31, 2006	103,000	151,000
Net income	–	–
Foreign currency translation adjustments	–	–
Comprehensive income	–	–
Cash dividends ($.08 per share)	–	–
Tax benefit from stock option exercises	–	–
Proceeds from stock option exercises	2,000	5,000
Stock option compensation expense	–	–
Other	–	–
Balances as of October 31, 2007	$ 105,000	$ 156,000

The accompanying notes are an integral part of these consolidated financial statements.

Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income
$ 187,950,000	$ –	$ 59,210,000	
–	–	22,812,000	$ 22,812,000
–	(65,000)	–	(65,000)
–	–	–	$ 22,747,000
–	–	(1,224,000)	
2,830,000	–	–	
1,742,000	–	–	
2,000	–	–	
(1,000)	–	1,000	
192,523,000	(65,000)	80,799,000	
–	–	31,888,000	$ 31,888,000
–	127,000	–	127,000
–	–	–	$ 32,015,000
–	–	(2,004,000)	
7,300,000	–	–	
5,063,000	–	–	
1,373,000	–	–	
1,000	–	(1,000)	
206,260,000	62,000	110,682,000	
–	–	39,005,000	$ 39,005,000
–	2,966,000	–	2,966,000
–	–	–	$ 41,971,000
–	–	(2,056,000)	
6,873,000	–	–	
6,868,000	–	–	
658,000	–	–	
(1,000)	22,000	1,000	
$ 220,658,000	$ 3,050,000	$ 147,632,000	

Consolidated Statements of Cash Flows

For the year ended October 31,	2007	2006	2005
Operating Activities:			
Net income	$ 39,005,000	$ 31,888,000	$ 22,812,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,167,000	10,565,000	7,409,000
Deferred income tax provision	2,819,000	2,557,000	3,031,000
Minority interests' share of income	16,281,000	11,195,000	5,129,000
Tax benefit from stock option exercises	6,873,000	2,210,000	2,830,000
Excess tax benefit from stock option exercises	(5,262,000)	(1,550,000)	-
Stock option compensation expense	658,000	1,373,000	2,000
Changes in assets and liabilities, net of acquisitions:			
Increase in accounts receivable	(13,790,000)	(5,018,000)	(6,852,000)
Increase in inventories	(14,701,000)	(13,148,000)	(10,113,000)
(Increase) decrease in prepaid expenses and other current assets	(266,000)	431,000	(119,000)
Increase in trade accounts payable	4,265,000	3,696,000	2,301,000
Increase in accrued expenses and other current liabilities	7,013,000	1,698,000	7,247,000
Increase in income taxes payable	1,523,000	362,000	2,163,000
Other	865,000	649,000	(32,000)
Net cash provided by operating activities	57,450,000	46,908,000	35,808,000
Investing Activities:			
Acquisitions and related costs, net of cash acquired	(48,367,000)	(58,117,000)	(41,500,000)
Capital expenditures	(12,886,000)	(9,964,000)	(8,273,000)
Proceeds from sale of building held for sale	-	-	3,520,000
Other	59,000	520,000	357,000
Net cash used in investing activities	(61,194,000)	(67,561,000)	(45,896,000)
Financing Activities:			
Borrowings on revolving credit facility	46,000,000	59,000,000	37,000,000
Payments on revolving credit facility	(46,000,000)	(38,000,000)	(21,000,000)
Borrowings on short-term line of credit	1,000,000	1,000,000	-
Payments on short-term line of credit	(1,000,000)	(3,000,000)	-
Cash dividends paid	(2,056,000)	(2,004,000)	(1,224,000)
Proceeds from stock option exercises	6,875,000	5,071,000	1,746,000
Excess tax benefit from stock option exercises	5,262,000	1,550,000	-
Distributions to minority interest owners	(6,448,000)	(3,306,000)	(653,000)
Other	(57,000)	(26,000)	(647,000)
Net cash provided by financing activities	3,576,000	20,285,000	15,222,000
Effect of exchange rate changes on cash	116,000	37,000	(18,000)
Net (decrease) increase in cash and cash equivalents	(52,000)	(331,000)	5,116,000
Cash and cash equivalents at beginning of year	4,999,000	5,330,000	214,000
Cash and cash equivalents at end of year	$ 4,947,000	$ 4,999,000	$ 5,330,000

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture, and sale of aerospace, defense, and electronics related products and services throughout the United States and internationally. The Company's customer base is primarily the commercial aviation, defense, space, and electronics industries.

Basis of Presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates a joint venture formed in March 2001, which is 16%-owned by American Airlines' parent company, AMR Corporation, a 51%-owned subsidiary, an 80%-owned subsidiary, and a 90%-owned subsidiary. Also, HEICO Electronic consolidates two subsidiaries, which are 80% and 85.75% owned, respectively. (See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.) All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers and unbilled costs and estimated earnings related to revenues from certain fixed price contracts recognized on the percentage-of-completion method that has been recognized for accounting purposes, but not yet billed to customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, and economic conditions within and outside of the aviation, defense, space, and electronics industries.

Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns, and expected future demand and estimates the amount necessary to write-down its slow moving, obsolete, or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation and amortization is provided mainly on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is depreciated over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Leasehold improvements	2 to 20 years
Machinery and equipment	3 to 10 years
Tooling	2 to 5 years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31 or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of a reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets subject to amortization are amortized on the straight-line method over the following estimated useful lives:

Customer relationships	3 to 7 years
Intellectual property	4 to 10 years
Licenses	12 to 17 years
Non-compete agreements	2 to 7 years
Patents	5 to 18 years

The Company's intangible assets not subject to amortization consist of trade names. The Company tests each non-amortizing asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test consists of a comparison of the fair value of each intangible asset to its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Based on its annual impairment tests, the Company determined there is no impairment of its goodwill or trade names as of October 31, 2007.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable, and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair market value due to its variable interest rates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions.

Investments are stated at fair value based on quoted market prices. Investments that are intended to be held for less than one year are included within prepaid expenses and other current assets in the Company's Consolidated Balance Sheets, while those intended to be held for longer than one year are classified as non-current within other assets. Unrealized gains or losses associated with available-for-sale securities are reported net of tax within other comprehensive income in shareholders' equity. Unrealized gains or losses associated with trading securities are recorded as a component of other income in the Company's consolidated statement of operations

Interest Rate Swap Agreements

The Company has previously entered into interest rate swap agreements to manage interest expense related to its revolving credit facility. Interest rate risk associated with the Company's variable rate revolving credit facility is the potential increase in interest expense from an increase in interest rates. A derivative instrument (e.g. interest rate swap agreement) that hedges the variability of cash flows related to a recognized liability is designated as a cash flow hedge.

On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

The Company did not enter into any interest rate swap agreements in fiscal 2007, 2006, or 2005.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims cost experience.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to inventories and/or long-term contracts did not have a significant effect on net income or diluted net income per share in fiscal 2007, 2006, or 2005. Revenues earned from rendering services represented less than 10% of consolidated net sales for all periods presented.

Long-term Contracts

Accounts receivable and accrued expenses and other current liabilities include amounts related to the production of products under fixed-price contracts exceeding terms of one year. Revenues are recognized on the percentage-of-completion method for certain of these contracts, measured by the percentage of costs incurred to date to estimated total costs for each contract. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 3%, 4%, and 6% in fiscal 2007, 2006, and 2005, respectively. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Revenues are recognized on the completed-contract method for certain other contracts. This method is used when the Company does not have adequate historical data to ensure that estimates are reasonably dependable.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability, and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenues recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

Income Taxes

Income tax expense includes United States and foreign income taxes, plus the provision for United States taxes on undistributed earnings of foreign subsidiaries not deemed to be permanently invested. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

Foreign Currency Translation

All assets and liabilities of foreign subsidiaries that do not utilize the United States dollar as its functional currency are translated at year-end rates of exchange, while revenues and expenses are translated at monthly weighted average rates of exchange for the year. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income in shareholders' equity.

Stock Based Compensation

Effective November 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," as interpreted by the Securities and Exchange Commission in Staff Accounting Bulletin No. 107 and began recording compensation expense associated with stock options. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions). Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense had only been recorded in the consolidated financial statements for any stock options granted below fair market value of the underlying stock as of the date of grant.

The Company adopted the modified prospective transition method provided for under SFAS No. 123(R) and, accordingly, prior period results have not been retroactively adjusted. The modified prospective transition method requires that stock-based compensation expense be recorded for (i) all new stock options granted on or after November 1, 2005 based on the grant date fair value determined under the provisions of SFAS No. 123(R) and (ii) all unvested stock options granted prior to November 1, 2005 based on the grant date fair value as determined under the provisions of SFAS No. 123.

Beginning in fiscal 2006, the Company has presented the cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised ("excess tax benefit") as a financing activity in the Consolidated Statements of Cash Flows as prescribed by SFAS No. 123(R). Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from stock option exercises as an operating activity in the Consolidated Statements of Cash Flows. For the fiscal years ended October 31, 2007 and 2006, the excess tax benefit from stock option exercises of $5,262,000 and $1,550,000, respectively, was presented in financing activities in the Company's Consolidated Statements of Cash Flows.

The Company has calculated the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool ("APIC Pool"), in accordance with paragraph 81 of SFAS No. 123(R). Accordingly, the Company tracks each stock option award granted after November 1, 1996 on an employee-by-employee basis and on a grant-by-grant basis to determine whether there is a tax benefit situation or tax deficiency situation for each such award. The Company then compares the fair value expense to the tax deduction received for each stock option grant and aggregates the benefits and deficiencies, which have the effect of increasing or decreasing, respectively, the APIC Pool. Should the amount of future tax deficiencies be greater than the available APIC Pool, the Company will record the excess as income tax expense in its consolidated statements of operations.

As a result of the adoption of SFAS No. 123(R), the Company's net income for the fiscal years ended October 31, 2007 and 2006 includes compensation expense of $658,000 and $1,373,000, respectively, and an income tax benefit related to the Company's stock options of $165,000 and $391,000, respectively. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

The following table illustrates the pro forma effects on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for the fiscal year ended October 31, 2005:

Net income, as reported	$ 22,812,000
Add: Stock-based employee compensation expense included in reported net income, net of tax	2,000
Deduct: Stock-based employee compensation expense determined under a fair value method, net of tax	(1,162,000)
Pro forma net income	$ 21,652,000
Net income per share:	
Basic – as reported	$.93
Basic – pro forma	$.89
Diluted – as reported	$.87
Diluted – pro forma	$.82

Further information regarding stock options can be found in Note 8, Stock Options, of the Notes to Consolidated Financial Statements.

Contingencies

Losses for contingencies such as product warranties, litigation, and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle. The Statement eliminates the requirement in APB Opinion No. 20 to include the cumulative effect of changes in accounting principle in the income statement in the period of change, and instead requires that changes in accounting principle be retrospectively applied unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement applies to all voluntary changes in accounting principle. SFAS No. 154 is effective for changes made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertain income tax positions. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. FIN 48 presents a two-step process for evaluating a tax position. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold, by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement, and recognizing that amount in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, or in fiscal 2008 for HEICO. The Company is currently evaluating the impact that the adoption of FIN 48 will have on it results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in accordance with generally accepted accounting principles more consistent and comparable. SFAS No. 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. The Company is currently in the process of evaluating the effect that the adoption of SFAS No. 157 will have on its results of operations, financial position, and cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB No. 108 requires that registrants quantify errors using both a balance sheet (iron curtain) approach and an income statement (rollover) approach then evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material effect on the Company's results of operations, financial position, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, or in fiscal 2009 for HEICO. The Company has not yet determined if it will elect to apply any of the provisions of SFAS No. 159 and is currently evaluating the effect, if any, the adoption of SFAS No. 159 will have on its results of operations, financial position, and cash flows.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect that the adoption of SFAS No. 141(R) will have on its results of operations, financial position, and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, or in fiscal 2010 for HEICO. The Company is in the process of evaluating the effect that the adoption of SFAS No. 160 will have on its results of operations, financial position, and cash flows.

2. ACQUISITIONS

In December 2004, the Company, through its HEICO Electronic Technologies Corp. subsidiary ("HEICO Electronic"), acquired substantially all of the assets and assumed certain liabilities of Connectronics Corp. and its affiliate, Wiremax, Ltd. (collectively "Connectronics"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. Connectronics is engaged in the production of specialty high voltage interconnection devices and wire primarily for defense applications and other markets.

In February 2005, the Company, through HEICO Electronic, acquired substantially all of the assets and assumed certain liabilities of Lumina Power, Inc. ("Lumina"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. Lumina is engaged in the design and manufacture of power supplies for the laser industry.

In September 2005, the Company, through HEICO Electronic, acquired an 85% interest in the stock of HVT Group, Inc. ("HVT") with the remaining 15% minority interest held by certain members of HVT's management group. The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. The minority interest holders have the right to cause the Company to purchase their interests over a four-year period starting around the second anniversary of the acquisition, or sooner under certain conditions. During fiscal 2007, some of the minority interest holders exercised their option to cause the Company to purchase their aggregate 3% interest over the four-year period ending in fiscal 2010. Accordingly, the Company increased its ownership in the subsidiary by .75% (or one-fourth of such minority interest holders' aggregate interest) to 85.75% effective April 2007. HVT is a provider of very high voltage interconnection devices and cable assemblies for the medical equipment, defense, and industrial markets.

In September 2005, the Company, through its HEICO Aerospace Holdings Corp. subsidiary ("HEICO Aerospace"), acquired certain assets and assumed certain liabilities in an aerospace and defense product line acquisition, which will be used in the operations of one of its existing subsidiaries. The purchase price was paid in cash provided by operating activities.

In November 2005, the Company, through HEICO Aerospace, acquired a 51% interest in Seal Dynamics LLC ("Seal LLC"). The remaining 49% interest is principally owned by a member of Seal LLC's management group. The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. The Company has the right to purchase the remaining 49% minority interest over a seven-year period beginning approximately after the second anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period. Seal LLC is a distributor and designer of FAA-approved hydraulic, pneumatic, mechanical, and electro-mechanical components for the commercial, regional, and general aviation markets.

In November 2005, the Company, through HEICO Electronic, acquired all of the stock of Engineering Design Team, Inc. and substantially all of the assets of its affiliate (collectively "EDT"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. EDT specializes in the design, manufacture, and sale of advanced high-technology, high-speed interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems, and test systems to almost any computer. EDT's products are utilized in homeland security, defense, medical, research, astronomical, and other applications across numerous industries.

In May 2006, the Company, through HEICO Aerospace, acquired all of the stock of Arger Enterprises, Inc. and its related companies (collectively "Arger"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. Arger designs and distributes FAA-approved aircraft and engine parts primarily for the commercial aviation market. The Company has since combined the operations of Arger within other subsidiaries of HEICO Aerospace. As of the acquisition date, the Company recognized a $1.8 million restructuring liability as part of the acquisition costs consisting principally of employee termination and relocation costs, moving costs and associated expenses, and contract termination costs. During the remainder of fiscal 2006, $1.1 million of such accrued costs were paid and $.6 million were deemed not necessary and reversed. The remaining $.1 million of costs was paid during the first quarter of fiscal 2007.

In September 2006, the Company, through HEICO Aerospace, acquired an 80% interest in the business, assets, and certain liabilities of Prime Air, Inc., and its affiliate (collectively "Prime"). Under the transaction, a new subsidiary was formed, Prime Air, LLC ("Prime Air"), which acquired substantially all of the assets and assumed certain liabilities of Prime. Prime Air is owned 80% by the Company and 20% by certain members of Prime's management group. The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. The Company has the right to purchase the remaining 20% minority interests beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period. Prime Air provides commercial airlines, regional operators, asset management companies, and MRO providers with high quality and cost effective niche accessory component exchange services as an alternative to OEMs' spares services.

During the first quarter of fiscal 2007, the Company, through HEICO Aerospace, acquired an additional 10% of the equity interest in one of its subsidiaries, which increased the Company's ownership interest to 90%. The purchase price was paid using cash provided by operating activities.

In April 2007, the Company, through HEICO Electronic, acquired all the stock of FerriShield, Inc. ("FerriShield"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. FerriShield is engaged in the design and manufacture of Radio Frequency Interference and Electromagnetic Frequency Interference Suppressors for a variety of markets. The Company is in the process of integrating FerriShield into the operations of one of its existing subsidiaries.

In May 2007, the Company, through HEICO Aerospace, acquired certain assets of a supplier. The acquired assets were integrated into one of its existing subsidiaries and will be utilized to bring certain manufacturing operations in-house. The purchase price was paid using cash provided by operating activities.

In August 2007, the Company, through HEICO Aerospace, acquired substantially all of the assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts primarily for the commercial aviation market. The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility.

In September 2007, the Company, through HEICO Electronic, acquired all of the stock of EMD Technologies Inc. ("EMD"). The purchase price was principally paid in cash using proceeds from the Company's revolving credit facility. Subject to meeting certain earnings objectives during the first five years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to $76.9 million in aggregate. EMD designs and manufactures high voltage energy generators for medical, baggage inspection, and industrial imaging manufacturers and high frequency power delivery systems for the commercial sign industry.

As part of the purchase agreement associated with certain acquisitions, the Company may be obligated to pay additional purchase consideration based on the acquired subsidiary meeting certain earnings objectives following the acquisition. During the first quarter of fiscal 2007 and 2006, the Company, through HEICO Electronic, paid $7.3 million and $2.2 million, respectively, of such additional purchase consideration related to acquisitions made in previous years, of which $7.2 million and $2.2 million, respectively, was accrued as of October 31, 2006 and 2005, respectively. The Company accrues an estimate of additional purchase consideration when the earnings objectives are met. As of October 31, 2007, the Company, through HEICO Aerospace and HEICO Electronic, accrued $7.0 million and $4.7 million, respectively, of additional purchase consideration related to prior year acquisitions, which it expects to pay in fiscal 2008. Information regarding additional purchase consideration related to acquisitions may be found in Note 15, Commitments and Contingencies – Acquisitions, of the Notes to Consolidated Financial Statements.

All of the acquisitions described above were accounted for using the purchase method of accounting. The purchase price of each acquisition was not significant to the Company's consolidated financial statements. The results of operations of each acquired company were included in the Company's results of operations from their effective acquisition date. The pro forma consolidated operating results assuming each fiscal 2005 acquisition had been consummated as of the beginning of the fiscal year would not have been materially different from the reported results. The following table presents the Company's unaudited pro forma consolidated operating results assuming the fiscal 2007 and 2006 acquisitions had been consummated as of the beginning of fiscal 2006. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisitions had taken place as of the beginning fiscal 2006. The unaudited pro forma financial information includes adjustments to historical amounts such as additional amortization expense related to acquired intangible assets, increased interest expense associated with borrowings to finance the acquisitions, and, when applicable, incremental minority interest in net income.

For the year ended October 31,	2007	2006
Net sales	$ 522,224,000	$ 445,240,000
Net income	$ 38,076,000	$ 30,743,000
Net income per share:		
Basic	$ 1.48	$ 1.23
Diluted	$ 1.41	$ 1.16

The allocation of the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed is based on their estimated fair values as of the date of acquisition. The Company determines the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors. The allocation of the purchase price of the fiscal 2007 acquisitions to the tangible and identifiable intangible assets acquired and liabilities assumed in these consolidated financial statements is preliminary until the Company obtains final information regarding their fair values. The excess of the purchase price over the net of the amounts assigned to assets acquired and liabilities assumed has been recorded as goodwill (See Note 16, Supplemental Disclosures of Cash Flow Information, of the Notes to Consolidated Financial Statements). The aggregate cost of acquisitions, including payments made in cash and contingent payments, was $48.4 million, $58.1 million, and $41.5 million in fiscal 2007, 2006, and 2005, respectively.

3. SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

As of October 31,	2007	2006
Accounts receivable	$ 84,111,000	$ 67,905,000
Less: Allowance for doubtful accounts	(1,712,000)	(2,893,000)
Accounts receivable, net	$ 82,399,000	$ 65,012,000

The $1.2 million decrease in the Company's allowance for doubtful accounts is principally as a result of a sale and associated write-off in the second quarter as well as a write-off during the third quarter of fiscal 2007 of accounts receivable for certain customers in the aviation industry that were fully reserved in fiscal 2005 when the customers filed for bankruptcy. The proceeds from the aforementioned sale did not have a material effect on net income or diluted net income per share.

Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

As of October 31,	2007	2006
Costs incurred on uncompleted contracts	$ 21,832,000	$ 16,428,000
Estimated earnings	13,111,000	12,221,000
	34,943,000	28,649,000
Less: Billings to date	(25,661,000)	(21,614,000)
	$ 9,282,000	$ 7,035,000
Included in accompanying Consolidated Balance Sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 9,300,000	$ 7,204,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	(18,000)	(169,000)
	$ 9,282,000	$ 7,035,000

Changes in estimates did not have a material effect on net income or diluted net income per share in fiscal 2007, 2006, or 2005.

Inventories

As of October 31,	2007	2006
Finished products	$ 61,592,000	$ 52,245,000
Work in process	15,406,000	13,805,000
Materials, parts, assemblies, and supplies	38,772,000	31,233,000
Inventories, net	$ 115,770,000	$ 97,283,000

Inventories related to long-term contracts were not significant as of October 31, 2007 and 2006.

Property, Plant and Equipment

As of October 31,	2007	2006
Land	$ 3,656,000	$ 3,155,000
Buildings and improvements	30,732,000	27,724,000
Machinery, equipment and tooling	65,242,000	59,052,000
Construction in progress	6,339,000	3,796,000
	105,969,000	93,727,000
Less: Accumulated depreciation	(50,415,000)	(44,238,000)
Property, plant and equipment, net	$ 55,554,000	$ 49,489,000

The amounts set forth above include tooling costs having a net book value of $4,165,000 and $3,910,000 as of October 31, 2007 and 2006, respectively. Amortization expense on capitalized tooling was $1,448,000, $1,304,000, and $1,346,000 for the fiscal years ended October 31, 2007, 2006, and 2005, respectively. Expenditures for capitalized tooling costs were $1,634,000, $1,363,000, and $885,000 in fiscal 2007, 2006, and 2005, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $6,678,000, $5,786,000, and $5,574,000 for the fiscal years ended October 31, 2007, 2006, and 2005, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $1,195,000 and $2,710,000 as of October 31, 2007 and 2006, respectively. Under the terms of the agreements, the customers may purchase the equipment at specified prices, which are no less than net book value, upon termination of the agreements. The equipment is currently being depreciated over its estimated life.

Accrued Expenses and Other Current Liabilities

As of October 31,	2007	2006
Accrued employee compensation and related payroll taxes	$ 21,551,000	$ 17,546,000
Accrued additional purchase consideration	11,736,000	7,180,000
Accrued customer rebates and credits	10,452,000	9,066,000
Other	10,139,000	7,711,000
Accrued expenses and other current liabilities	$ 53,878,000	$ 41,503,000

Other Non-Current Liabilities

Other non-current liabilities include deferred compensation of $5,201,000 and $4,999,000 as of October 31, 2007 and 2006, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan related to this deferred compensation liability are held within an irrevocable trust and classified within other assets (long-term) in the accompanying Consolidated Balance Sheets.

During fiscal 2006, the Company established the HEICO Corporation Leadership Compensation Plan ("LCP"), a non-qualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The LCP was effective October 1, 2006 and provides eligible employees, officers, and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards, and directors fees, as applicable, on a pre-tax basis. The Company matches 50% of the first 6% of base salary deferred by each participant. While the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the Plan charged to income in fiscal 2007 and fiscal 2006 totaled $2,119,000 and $985,000, respectively. In the accompanying Consolidated Balance Sheets, $688,000 was included in accrued expenses and other current liabilities and $4,586,000 in other non-current liabilities as of October 31, 2007, and $985,000 was included in accrued expenses and other current liabilities as of October 31, 2006. The assets of the LCP, totaling $4,559,000 as of October 31, 2007, are classified within other assets (long-term) and represent cash surrender values of life insurance policies that are held within an irrecoverable trust that may be used to satisfy the obligations under the LCP.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has two operating segments: the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG"). Changes in the carrying amount of goodwill during fiscal 2007 and 2006 by operating segment are as follows:

	Segment		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2005	$139,343,000	$108,886,000	$248,229,000
Goodwill acquired	17,325,000	3,118,000	20,443,000
Accrued additional purchase consideration	–	7,180,000	7,180,000
Adjustments to goodwill	536,000	(1,272,000)	(736,000)
Balances as of October 31, 2006	157,204,000	117,912,000	275,116,000
Goodwill acquired	6,210,000	16,550,000	22,760,000
Accrued additional purchase consideration	7,000,000	4,736,000	11,736,000
Foreign currency translation adjustment	–	1,354,000	1,354,000
Adjustments to goodwill	(725,000)	261,000	(464,000)
Balances as of October 31, 2007	$169,689,000	$140,813,000	$310,502,000

The goodwill acquired and accrued additional purchase consideration recognized during fiscal 2007 and 2006 are a result of the Company's acquisitions described in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. The foreign currency translation adjustment reflects the weakening of the United States dollar relative to the Canadian dollar subsequent to the fiscal 2007 acquisition of a Canadian-based subsidiary. This unrealized translation gain is included in other comprehensive income in the Company's Consolidated Statements of Shareholders' Equity and Comprehensive Income. Adjustments to goodwill during fiscal 2007 and 2006 consist primarily of final purchase price adjustments related to the preliminary allocation of the purchase price during the allocation period for certain prior year acquisitions to the assets acquired and liabilities assumed. The Company estimates that approximately $30 million and $26 million of the goodwill recognized in fiscal 2007 and 2006, respectively, will be deductible for income tax purposes.

Identifiable intangible assets consist of:

	As of October 31, 2007			As of October 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$19,784,000	$(4,912,000)	$14,872,000	$13,595,000	$(2,138,000)	$11,457,000
Intellectual property	6,204,000	(1,066,000)	5,138,000	1,992,000	(498,000)	1,494,000
Licenses	1,000,000	(400,000)	600,000	1,000,000	(326,000)	674,000
Non-compete agreements	937,000	(628,000)	309,000	800,000	(434,000)	366,000
Patents	560,000	(132,000)	428,000	560,000	(102,000)	458,000
	28,485,000	(7,138,000)	21,347,000	17,947,000	(3,498,000)	14,449,000
Non-Amortizing Assets:						
Trade names	13,986,000	–	13,986,000	7,562,000	–	7,562,000
	$42,471,000	$(7,138,000)	$35,333,000	$25,509,000	$(3,498,000)	$22,011,000

The increase in the gross carrying amount of identifiable intangible assets as of October 31, 2007 compared to October 31, 2006 principally relates to such intangible assets recognized in connection with recent acquisitions as well as the effect of a foreign currency translation adjustment (see Note 2, Acquisitions, and Note 16, Supplemental Disclosures of Cash Flow Information, of the Notes to Consolidated Financial Statements). The weighted average amortization period of the customer relationships, intellectual property, and non-compete agreements recognized in fiscal 2007 is approximately six years, ten years, and six years, respectively.

Amortization expense of other intangible assets was $3,647,000, $3,057,000, and $193,000 for the fiscal years ended October 31, 2007, 2006, and 2005, respectively. Amortization expense for each of the next five fiscal years is expected to be $4,915,000 in fiscal 2008, $4,302,000 in fiscal 2009, $3,788,000 in fiscal 2010, $3,105,000 in fiscal 2011, and $2,352,000 in fiscal 2012.

5. SHORT-TERM AND LONG-TERM DEBT

In July 2007, one of the Company's subsidiaries extended a short-term line of credit with a bank in the amount of $5.0 million, which now expires in June 2008. The line of credit may be used for inventory purchases and other working capital needs and is secured by all the assets of the subsidiary. Advances under the line of credit bear interest at the subsidiary's choice of the "Prime Rate Advance" (prime rate less .75%) or "LIBOR Advance" (LIBOR rate plus .75%). As of October 31, 2007 and 2006, no borrowings were outstanding under the line of credit.

Long-term debt consists of:

As of October 31,	2007	2006
Borrowings under revolving credit facility	$53,000,000	$53,000,000
Industrial Development Revenue Refunding Bonds - Series 1988	1,980,000	1,980,000
Notes payable, capital leases and equipment loans	972,000	81,000
	55,952,000	55,061,000
Less: Current maturities of long-term debt	(2,187,000)	(39,000)
	$53,765,000	$55,022,000

The aggregate amount of long-term debt maturing in each of the next five fiscal years is $2,187,000 in fiscal 2008, $289,000 in fiscal 2009, $53,263,000 in fiscal 2010, $145,000 in fiscal 2011, and $45,000 in fiscal 2012.

Revolving Credit Facility

In August 2005, the Company amended its revolving credit facility by entering into a $130 million Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which expires in August 2010. The Credit Facility includes a feature that will allow the Company to increase the Credit Facility, at its option, up to an aggregate amount of $175 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures, and to finance acquisitions. In July 2006, the Company amended the Credit Facility principally to include a less restrictive covenant regarding requisite approval of acquisitions by the bank syndicate. The prior covenant relating to approval by the bank syndicate of acquisitions in excess of an aggregate of $50 million over any twelve-month period was eliminated provided the Company maintains an agreed upon, or lower, leverage ratio. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest, and non-cash charges or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins range from .75% to 2.00% for LIBOR based borrowings and from .00% to .50% for Base Rate based borrowings. A fee is charged on the amount of the unused commitment ranging from .20% to .50% (depending on the Company's leverage ratio). The Credit Facility also includes a $10 million swingline sublimit and a $15 million sublimit for letters of credit. The Credit Facility is secured by substantially all assets other than real property of the Company and its subsidiaries and contains covenants that require, among other things, the maintenance of the leverage ratio and a fixed charge coverage ratio as well as minimum net worth requirements.

As of October 31, 2007 and 2006, the Company had a total of $53 million borrowed under its revolving credit facility at weighted average interest rates of 5.8% and 6.1%, respectively. The amounts were primarily borrowed to fund acquisitions (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements). The revolving credit facility contains both financial and non-financial covenants. As of October 31, 2007, the Company was in compliance with all such covenants.

Industrial Development Revenue Bonds

The industrial development revenue bonds outstanding as of October 31, 2007 represent bonds issued by Broward County, Florida in 1988 (the "1988 bonds"). The 1988 bonds are due April 2008 and bear interest at a variable rate calculated weekly (3.3% and 3.6% as of October 31, 2007 and 2006, respectively). The 1988 bonds as amended are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

Notes to Consolidated Financial Statements

6. INCOME TAXES

The provision for income taxes on income before income taxes and minority interests for each of the three fiscal years ended October 31 is as follows:

For the year ended October 31,	2007	2006	2005
Current:			
Federal	$20,688,000	$15,301,000	$11,346,000
State	3,746,000	2,780,000	1,667,000
Foreign	277,000	262,000	56,000
	24,711,000	18,343,000	13,069,000
Deferred	2,819,000	2,557,000	3,031,000
Total income tax expense	$27,530,000	$20,900,000	$16,100,000

The following table reconciles the federal statutory tax rate to the Company's effective tax rate for each of the three fiscal years ended October 31:

For the year ended October 31,	2007	2006	2005
Federal statutory tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	3.3	3.5	3.2
Net tax benefit on minority interests' share of income	(3.4)	(2.7)	(.5)
Net tax benefit on qualified research and development activities claimed	(1.8)	(2.4)	-
Net tax benefit on export sales	(.2)	(1.3)	(1.8)
Other, net	0.3	0.6	0.7
Effective tax rate	33.2%	32.7%	36.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset. Significant components of the Company's deferred tax assets and liabilities are as follows:

As of October 31,	2007	2006
Deferred tax assets:		
Inventories	$ 6,791,000	$ 5,650,000
Deferred compensation liability	4,603,000	2,289,000
Customer rebates accrual	875,000	800,000
Allowance for doubtful accounts receivable	526,000	895,000
Other	3,454,000	2,764,000
Total deferred tax assets	16,249,000	12,398,000
Deferred tax liabilities:		
Intangible asset amortization	37,252,000	27,016,000
Accelerated depreciation	3,194,000	3,670,000
Other	964,000	455,000
Total deferred tax liabilities	41,410,000	31,141,000
Net deferred tax liability	$ (25,161,000)	$ (18,743,000)

The net deferred tax liability is classified in the accompanying Consolidated Balance Sheets as follows:

As of October 31,	2007	2006
Current asset	$ 10,135,000	$ 9,309,000
Long-term liability	35,296,000	28,052,000
Net deferred tax liability	$ (25,161,000)	$ (18,743,000)

The increase in the net deferred tax liability from $18.7 million as of October 31, 2006 to $25.2 million as of October 31, 2007 is principally due to the $2.8 million deferred income tax expense for fiscal 2007, $3.3 million in net deferred tax liabilities recognized through purchase accounting in connection with recent acquisitions, and $.3 million from foreign currency translation adjustments. In fiscal 2006 and 2005, the Company recorded $.9 million and $1.6 million, respectively, in net deferred tax liabilities in connection with acquisitions. The net deferred tax liabilities recognized principally relate to differences between the assigned values and the tax bases of identifiable intangible assets and property, plant and equipment acquired.

In 1999 – 2002, certain individual holders of non-qualified stock options issued by the Company exchanged these options for annuity contracts. As a result, the recognition of compensation income otherwise reportable upon the exercise or transfer of stock options was deferred by the individual holders. Based on agreements between the individuals, the Company and the Internal Revenue Service, the remaining deferred compensation income was accelerated and reported by the individuals. As a result, the Company's corresponding compensation deduction benefit was recognized in its fiscal 2005 income tax return. The Company recorded a $5.1 million tax benefit from stock option exercises during 2006 by increasing capital in excess of par value, a component of shareholders' equity, and decreasing income taxes payable.

The Company claimed an income tax credit for qualified research and development activities in its income tax return for fiscal 2005 and amended returns for previous tax years that were filed in the third and fourth quarters of fiscal 2006 upon completion of a study conducted by outside tax consultants. The aggregate tax credit, net of expenses, increased net income by approximately $1.0 million in fiscal 2006.

In December 2006, Section 41 of the Internal Revenue Code, "Credit for Increasing Research Activities," was retroactively extended for two years to cover the period from January 1, 2006 to December 31, 2007. As a result, the Company recognized an income tax credit for qualified research and development activities in fiscal 2007 for the full fiscal 2006 year. The tax credit, net of expenses, increased net income by approximately $.5 million for the fiscal year ended October 31, 2007.

7. SHAREHOLDERS' EQUITY

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a Shareholder Rights Agreement (the "2003 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as the "Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquiror pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock, or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Share Repurchases

The Company did not repurchase any shares of its common stock in fiscal 2007, 2006, or 2005.

8. STOCK OPTIONS

The Company currently has two stock option plans, the 2002 Stock Option Plan ("2002 Plan") and the Non-Qualified Stock Option Plan, under which stock options may be granted. The Company's 1993 Stock Option Plan ("1993 Plan") terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date; however, options outstanding as of the termination date may be exercised pursuant to their terms. In addition, the Company granted stock options to a former shareholder of an acquired business pursuant to an employment agreement entered into in connection with the acquisition in fiscal 1999. A total of 2,038,233 shares of the Company's stock are reserved for issuance to employees, directors, officers, and consultants as of October 31, 2007, including 1,875,330 shares currently under option and 162,904 shares available for future grants. Options issued under the 2002 Plan may be designated as incentive stock options or non-qualified stock options. Incentive stock options are granted with an exercise price of not less than 100% of the fair market value of the Company's common stock as of date of grant (110% thereof in certain cases) and are exercisable in percentages specified as of the date of grant over a period up to ten years. Only employees are eligible to receive incentive stock options. Non-qualified stock options under the 2002 Plan may be granted at less than fair market value and may be immediately exercisable. Options granted under the Non-Qualified Stock Option Plan may be granted with an exercise price of no less than the fair market value of the Company's common stock as of the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The options granted pursuant to the 2002 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee in its sole discretion. The stock options granted to a former shareholder of an acquired business were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. Options under all stock option plans expire not later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Grant	Shares Under Option: Shares	Shares Under Option: Weighted Average Exercise Price
Outstanding as of October 31, 2004	157,303	4,035,267	$ 9.20
Granted	(1,000)	1,000	$ 19.08
Cancelled	–	(82,637)	$ 13.38
Exercised	–	(364,950)	$ 5.36
Outstanding as of October 31, 2005	156,303	3,588,680	$ 9.50
Granted	–	–	$ –
Cancelled	6,380	(10,371)	$ 8.96
Exercised	–	(844,291)	$ 7.34
Outstanding as of October 31, 2006	162,683	2,734,018	$ 10.16
Granted	–	–	$ –
Cancelled	221	(16,787)	$ 13.11
Exercised	–	(841,901)	$ 10.94
Outstanding as of October 31, 2007	162,904	1,875,330	$ 9.79

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2007 is as follows:

Common Stock

	Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 – $ 2.90	111,182	$ 1.84	.9	$ 5,848,000
$ 2.91 – $ 7.00	–	$ –	–	–
$ 7.01 – $ 12.00	431,500	$ 9.21	5.1	19,517,000
$12.01 – $ 21.92	443,450	$ 14.02	3.3	17,925,000
	986,132	$ 10.54	3.8	$ 43,290,000

	Options Exercisable			
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 – $ 2.90	111,182	$ 1.84	.9	$ 5,848,000
$ 2.91 – $ 7.00	–	$ –	–	–
$ 7.01 – $ 12.00	375,499	$ 9.41	5.1	16,908,000
$12.01 – $ 21.92	443,450	$ 14.02	3.3	17,925,000
	930,131	$ 10.70	3.7	$ 40,681,000

Class A Common Stock

	Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 – $ 2.90	95,795	$ 1.71	.9	$ 3,987,000
$ 2.91 – $ 7.00	96,690	$ 5.54	5.4	3,654,000
$ 7.01 – $ 12.00	451,854	$ 8.12	4.7	15,911,000
$12.01 – $ 21.92	244,859	$ 14.71	2.9	7,008,000
	889,198	$ 8.96	3.8	$ 30,560,000

	Options Exercisable			
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$ 1.16 – $ 2.90	95,795	$ 1.71	.9	$ 3,987,000
$ 2.91 – $ 7.00	71,390	$ 5.54	5.4	2,698,000
$ 7.01 – $ 12.00	440,313	$ 8.12	4.6	15,505,000
$12.01 – $ 21.92	240,259	$ 14.73	2.8	6,872,000
	847,757	$ 9.05	3.8	$ 29,062,000

The aggregate intrinsic values in the tables above are calculated based on the difference between the closing price per share of the underlying common stock as reported on the New York Stock Exchange as of October 31, 2007 less the option exercise price (if a positive spread) multiplied by the number of stock options.

Notes to Consolidated Financial Statements

If there were a change in control of the Company, options outstanding for an additional 30,854 shares of Common Stock and 33,334 shares of Class A Common Stock would become immediately exercisable.

The following table provides information concerning stock options exercised during the fiscal years ended October 31:

For the year ended October 31,	2007	2006
Cash proceeds from stock option exercises	$ 6,875,000	$ 5,071,000
Tax benefit realized from stock option exercises	6,873,000	1,385,000
Intrinsic value of stock option exercises	20,900,000	16,105,000

Effective as of November 1, 2005, the Company generally recognizes stock option compensation expense ratably over the vesting period. As of October 31, 2007, there was $159,000 of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately .7 years.

The Company did not grant any stock options in fiscal 2007 or 2006. In fiscal 2005, there were no grants of Common Stock options. The estimated weighted average fair value of the Class A Common Stock options granted in fiscal 2005 was $9.16 and was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions: an expected stock price volatility of 43.84%, a risk-free interest rate of 4.09%, a dividend yield of .38%, and an expected option life of six years.

9. RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the "Plan") under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 25% or 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The Employer Matching Contribution may be contributed to the Plan in the form of the Company's common stock or cash, as determined by the Company. The Company's match of a portion of a participant's contribution is invested in Company common stock and is based on the fair market value of the shares as of the date of contribution. The Plan also provides that the Company may contribute to the Plan additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company common stock.

Participants receive 100% vesting of employee contributions and cash dividends received on Company common stock. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the Plan charged to income in fiscal 2007, 2006, and 2005 totaled $164,000, $170,000, and $148,000, respectively. Company contributions are made with the use of forfeited shares within the Plan. As of October 31, 2007, the Plan held approximately 150,000 forfeited shares of Common Stock and 165,000 forfeited shares of Class A Common Stock, which are available to make future Company contributions.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 2007, 2006, and 2005 were not material to the financial position of the Company. During fiscal 2007, 2006, and 2005, $20,000, $64,000, and $59,000, respectively, were expensed for this plan.

10. RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2007, 2006, and 2005 include approximately $16.5 million, $15.3 million, and $11.3 million, respectively, of new product research and development expenses.

11. SALE OF INVESTMENT IN JOINT VENTURE

During fiscal 2005, the Company's HEICO Aerospace Holdings Corp. subsidiary sold its investment in a 50%-owned joint venture that was accounted for under the equity method and recognized a gain on the sale of $276,000, which is included in interest and other income in the Company's Consolidated Statements of Operations. The Company's investment in the 50%-owned joint venture and its share of the operating results were not significant to the Company's consolidated financial statements.

12. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for each of the three fiscal years ended October 31:

For the year ended October 31,	2007	2006	2005
Numerator:			
Net income	$ 39,005,000	$ 31,888,000	$ 22,812,000
Denominator:			
Weighted average common shares outstanding – basic	25,715,899	25,084,532	24,460,185
Effect of dilutive stock options	1,215,149	1,513,071	1,863,117
Weighted average common shares outstanding – diluted	26,931,048	26,597,603	26,323,302
Net income per share – basic	$ 1.52	$ 1.27	$ .93
Net income per share – diluted	$ 1.45	$ 1.20	$ .87
Anti-dilutive stock options excluded	–	12,540	181,760

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2007	$ 113,684,000	$ 121,215,000	$ 133,155,000	$ 139,870,000
2006	88,101,000	92,092,000	102,172,000	109,825,000
Gross profit:				
2007	37,488,000	43,667,000	47,705,000	48,598,000
2006	32,052,000	33,536,000	37,585,000	39,340,000
Net income:				
2007	7,921,000	9,407,000	10,914,000	10,763,000
2006	6,749,000	7,542,000	8,276,000	9,321,000
Net income per share:				
Basic:				
2007	$ .31	$ .37	$ .42	$ .41
2006	.27	.30	.33	.37
Diluted:				
2007	.30	.35	.40	.40
2006	.26	.28	.31	.35

During the third and fourth quarters of fiscal 2006, the Company recognized the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $235,000 and $767,000, respectively, or $.01 and $.03 per diluted share, respectively.

During the first and second quarters of fiscal 2007, the Company recorded the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for fiscal 2006 pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $332,000 and $167,000, respectively, or by $.01 each per diluted share.

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

14. OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG") consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Flight Support Group designs, manufactures, repairs and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the FAA. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government. The Electronic Technologies Group designs and manufactures electronic, microwave, and electro-optical equipment and components, high-speed interface products, high voltage interconnection devices, and high voltage advanced power electronics products primarily for the aviation, defense, space, homeland security, electronics, and medical industries.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements. Management evaluates segment performance based on segment operating income.

	FSG	ETG	Other, Primarily Corporate and Intersegment	Consolidated Totals
For the year ended October 31, 2007:				
Net sales	$ 383,911,000	$ 124,035,000	$ (22,000)	$ 507,924,000
Depreciation and amortization	8,047,000	3,786,000	334,000	12,167,000
Operating income	67,408,000	33,870,000	(15,264,000)	86,014,000
Capital expenditures	10,146,000	2,300,000	440,000	12,886,000
Total assets	379,433,000	230,448,000	21,421,000	631,302,000
For the year ended October 31, 2006:				
Net sales	$ 277,255,000	$ 115,021,000	$ (86,000)	$ 392,190,000
Depreciation and amortization	6,822,000	3,437,000	306,000	10,565,000
Operating income	46,840,000	34,026,000	(13,999,000)	66,867,000
Capital expenditures	8,189,000	1,607,000	168,000	9,964,000
Total assets	337,020,000	180,359,000	17,436,000	534,815,000
For the year ended October 31, 2005:				
Net sales	$ 191,989,000	$ 77,821,000	$ (163,000)	$ 269,647,000
Depreciation and amortization	5,875,000	1,117,000	417,000	7,409,000
Operating income	32,795,000	20,978,000	(9,124,000)	44,649,000
Capital expenditures	7,459,000	763,000	51,000	8,273,000
Total assets	259,957,000	159,123,000	16,544,000	435,624,000

Major Customer and Geographic Information

No one customer accounted for 10% or more of the Company's consolidated net sales during the last three fiscal years. The Company's net sales originating and long-lived assets held outside of the United States during each of the last three fiscal years were not material.

The Company markets its products and services in over 100 countries. Other than in the United States, the Company does not conduct business in any other country in which its sales in that country exceed 10% of consolidated sales. Sales are attributed to countries based on the location of customers. The composition of the Company's sales to customers between those in the United States and those in other locations for each of the three fiscal years ended October 31 as follows:

For the year ended October 31,	2007	2006	2005
United States	$ 365,588,000	$ 284,048,000	$ 199,855,000
Other	142,336,000	108,142,000	69,792,000
Total	$ 507,924,000	$ 392,190,000	$ 269,647,000

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

For the year ending October 31,	
2008	$ 4,682,000
2009	3,618,000
2010	3,281,000
2011	2,420,000
2012	2,034,000
Thereafter	9,892,000
Total minimum lease commitments	$ 25,927,000

Total rent expense charged to operations for operating leases in fiscal 2007, 2006, and 2005 amounted to $4,221,000, $3,409,000 and $2,679,000, respectively.

Guarantees

The Company has arranged for standby letters of credit aggregating $1.8 million to meet the security requirement of its insurance company for potential workers' compensation claims, which are supported by the Company's revolving credit facility. In addition, the Company's industrial development revenue bonds are secured by a $2.0 million letter of credit expiring April 2008 and a mortgage on the related properties pledged as collateral.

Product Warranty

Changes in the Company's product warranty liability for fiscal 2007 and 2006 are as follows:

Balance as of October 31, 2005	$ 395,000
Acquired warranty liabilities	15,000
Accruals for warranties	635,000
Warranty claims settled	(511,000)
Balance as of October 31, 2006	534,000
Acquired warranty liabilities	52,000
Accruals for warranties	1,451,000
Warranty claims settled	(856,000)
Balance as of October 31, 2007	$ 1,181,000

The acquired warranty liabilities pertain to the acquisitions made as further discussed in Note 2, Acquisitions, of the Notes to Consolidated Financial Statements.

Acquisitions

Pursuant to the purchase agreement related to the acquisition of an 80% interest in a subsidiary by the FSG in fiscal 2001, the Company acquired an additional 10% of the equity interests of the subsidiary in fiscal 2007. The Company has the right to purchase the remaining 10% of the equity interests in fiscal 2011, or sooner under certain conditions, and the minority interest holder has the right to cause the Company to purchase the same equity interest in the same period.

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the Company has the right to purchase the minority interests beginning at approximately the tenth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase their interests commencing on approximately the fifth anniversary of the acquisition, or sooner under certain conditions.

As part of the agreement to purchase a subsidiary by the ETG in fiscal 2005, the Company may be obligated to pay additional purchase consideration currently estimated to total up to $2.3 million should the subsidiary meet certain product line-related earnings objectives during the fourth and fifth years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met.

As part of the agreement to acquire an 85% interest in a subsidiary by the ETG in fiscal 2005, the minority interest holders have the right to cause the Company to purchase their interests over a four-year period starting around the second anniversary of the acquisition, or sooner under certain conditions. In fiscal 2007, some of the minority interest holders exercised their option to cause the Company to purchase their aggregate 3% interest over the four-year period ending in fiscal 2010. Accordingly, the Company increased its ownership interest in the subsidiary by .75% (or one-fourth of such minority interest holders' aggregate interest) to 85.75% effective April 2007.

As part of the agreement to acquire a 51% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase 28% of the equity interests of the subsidiary over a four-year period beginning approximately after the second anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period. Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning approximately after the fourth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2006, the Company may be obligated to pay additional purchase consideration up to $17.8 million and $19.2 million, respectively, based on the subsidiary's fiscal 2008 and 2009 respective earnings relative to target. The additional purchase consideration will be accrued when the earnings objectives are met and payable in the subsequent fiscal year.

As part of an agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase the minority interests beginning at approximately the eighth anniversary of the acquisition, or sooner under certain conditions, and the minority interest holders have the right to cause the Company to purchase the same equity interest over the same period.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, the Company may be obligated to pay additional purchase consideration up to $76.9 million in aggregate should the subsidiary meet certain earnings objectives during the first five years following the acquisition. The additional purchase consideration will be accrued when the earnings objectives are met.

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position, or cash flows.

16. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $3,287,000, $3,459,000, and $1,062,000 in fiscal 2007, 2006, and 2005, respectively. Cash paid for income taxes was $16,572,000, $15,823,000, and $8,176,000 in fiscal 2007, 2006, and 2005, respectively. Cash received from income tax refunds in fiscal 2007, 2006, and 2005 was $243,000, $51,000, and $101,000, respectively.

Cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of acquired businesses and any adjustments to the preliminary allocation of the purchase price of prior year acquisitions to the assets acquired and liabilities assumed for each of the three fiscal years ended October 31, is as follows:

For the year ended October 31,	2007	2006	2005
Fair value of assets acquired:			
Liabilities assumed	$ 7,460,000	$ 13,937,000	$ 5,202,000
Minority interests in consolidated subsidiaries	(412,000)	6,301,000	-
Less:			
Goodwill	22,296,000	19,707,000	28,510,000
Identifiable intangible assets	15,902,000	19,640,000	4,210,000
Accrued additional purchase consideration	7,180,000	3,045,000	-
Inventories, net	3,539,000	21,342,000	4,645,000
Accounts receivable, net	2,569,000	12,213,000	4,055,000
Property, plant, and equipment	2,142,000	690,000	4,904,000
Other assets	1,787,000	1,718,000	378,000
Acquisitions and related costs, net of cash acquired	$ (48,367,000)	$ (58,117,000)	$ (41,500,000)

In connection with certain acquisitions, the Company accrued additional purchase consideration aggregating $11.7 million, $7.2 million, and $3.0 million in fiscal 2007, 2006 and 2005, respectively, which was allocated to goodwill (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements).

There were no significant capital lease and/or other equipment financing activities during fiscal 2007, 2006, or 2005.

Management's Report on Internal Control Over Financial Reporting

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*.

Based on our assessment, management believes that, as of October 31, 2007, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting. Their report appears on the following page.

Date: December 28, 2007

/s/ LAURANS A. MENDELSON
Laurans A. Mendelson
Chief Executive Officer

/s/ THOMAS S. IRWIN
Thomas S. Irwin
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the internal control over financial reporting of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended October 31, 2007 of the Company and our report dated December 28, 2007 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 28, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended October 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HEICO Corporation and subsidiaries as of October 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 28, 2007 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 28, 2007

Market Information

The Company's Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI," respectively. The following tables set forth, for the periods indicated, the high and low share prices for the Class A Common Stock and the Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods.

Class A Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2006:			
First Quarter	$ 21.93	$ 16.90	$ .04
Second Quarter	29.65	19.73	–
Third Quarter	31.20	22.87	.04
Fourth Quarter	30.67	24.33	–
Fiscal 2007:			
First Quarter	$ 33.01	$ 28.72	$ .04
Second Quarter	34.29	29.10	–
Third Quarter	37.58	30.65	.04
Fourth Quarter	44.36	32.65	–

As of December 20, 2007, there were 867 holders of record of the Company's Class A Common Stock.

Common Stock

	High	Low	Cash Dividends Per Share
Fiscal 2006:			
First Quarter	$ 27.45	$ 21.87	$ .04
Second Quarter	34.69	24.56	–
Third Quarter	35.87	26.95	.04
Fourth Quarter	37.12	29.25	–
Fiscal 2007:			
First Quarter	$ 40.07	$ 34.01	$ .04
Second Quarter	40.35	33.76	–
Third Quarter	44.43	35.81	.04
Fourth Quarter	54.52	39.51	–

As of December 20, 2007, there were 829 holders of record of the Company's Common Stock.

In addition, as of December 20, 2007, there were approximately 3,900 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 5,600 holders of both classes of common stock.

In December 2007, the Board of Directors declared a regular semi-annual cash dividend of $.05 per share payable in January 2008. The cash dividend represents a 25% increase over the prior per share amount of $.04.

HEICO Corporation

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone 954-987-4000
Facsimile 954-987-8228
World Wide Web Site:
http://www.heico.com

Subsidiaries

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- HEICO Parts Group
  - Aero Design, Inc.
  - Aircraft Technology, Inc.
  - Aviation Facilities, Inc.
  - DEC Technologies, Inc.
  - HEICO Aerospace Parts Corp.
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Rogers-Dierks, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Repair Group
  - Avisource, Ltd.
  - Future Aviation, Inc.
  - HEICO Component Repair Group (Miami)
  - Inertial Airline Services, Inc.
  - Niacc-Avitech Technologies Inc.
  - Prime Air, LLC
  - Sunshine Avionics, LLC
- HEICO Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.
- HEICO Distribution Group
  - Seal Dynamics LLC

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.
- Connectronics Corp. and Wiremax
- EMD Technologies Company
- Engineering Design Team, Inc.
- HVT Group, Inc.
  - Dielectric Sciences, Inc.
  - Essex X-Ray & Medical Equipment LTD
- Leader Tech, Inc.
- Lumina Power, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC

Registrar & Transfer Agent

Mellon Investor Services
Atlanta, GA
New York Stock Exchange Symbols
Class A Common Stock - "HEI.A"
Common Stock - "HEI"

Form 10-K and Board of Directors Inquiries

The Company's Annual Report on Form 10-K for 2007, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters. Any inquiry to any member of the Company's Board of Directors, including, but not limited to "independent" Directors, should be addressed to such Director(s) care of the Company's Headquarters and such inquiries will be forwarded to the Director(s) of whom the inquiry is being made.

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, March 28, 2008 at 10:00 a.m. at the
JW Marriott Miami Hotel
1109 Brickell Avenue
Miami, Florida 33131
(305) 329-3500

Shareholder Information

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
954 987 4000
954 987 8228 (fax)
eletendre@heico.com

Officers & Key Team Members

Laurans A. Mendelson
Chairman of the Board of Directors,
President and Chief Executive Officer,
HEICO Corporation

Joshua S. Abelson
Executive Vice President and
Chief Marketing Officer,
HEICO Aerospace Holdings Corp.

Jeff Andrews
Vice President and General Manager,
Niacc-Avitech Technologies Inc.

Vaughn Barnes
President,
HEICO Specialty Products Group
and Thermal Structures, Inc.

Robb M. Baumann
President,
HEICO Parts Group

Paul Belisle
Vice President – Marketing,
HEICO Repair Group

Jeffrey S. Biederwolf
Senior Vice President,
HEICO Component Repair Group (Miami)

Vickie Y. Brint
Vice President – Human Resources &
Organizational Development,
HEICO Aerospace Holdings Corp.

Russ Carlson
Vice President – Business Development,
HEICO Parts Group

Barry Cohen
Chief Executive Officer and Founder,
Prime Air, LLC

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

John DeFries
President,
Essex X-Ray and Medical Equipment LTD

Chris Duffy
General Manager,
Aircraft Technology, Inc.

Vital Dumais
President & Co-Founder,
EMD Technologies Company

Mike Garcia
Vice President and
General Manager – Structures,
HEICO Component Repair Group (Miami)

Jerry Goldlust
President and Founder,
HVT Group, Inc. and Dielectric Sciences, Inc.

William S. Harlow
Vice President, Corporate Development,
HEICO Corporation

Walter Howard
Vice President and General Manager,
Aero Design, Inc.

John F. Hunter
Executive Vice President and
Chief Operating Officer,
HEICO Aerospace Holdings Corp.

Thomas S. Irwin
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
President,
Aviation Facilities, Inc.

Omar Lloret
Vice President and
General Manager – Accessories,
HEICO Component Repair Group (Miami)

David A. Lowry
President and Co-Founder,
Engineering Design Team, Inc.

Pat Markham
Vice President – Technical Services,
HEICO Parts Group

Steve McHugh
Chief Operating Officer,
Electronic Technologies Group and
President and Co-Founder,
Santa Barbara Infrared, Inc.

Bruce McQuerry
Vice President and General Manager,
McClain International, Inc.

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and General Counsel,
HEICO Corporation

Luis J. Morell
President,
HEICO Repair Group

Dario Negrini
President,
Leader Tech, Inc.

Carrie Novello
Vice President – Finance,
HEICO Parts Group

William O'Brien
President & Co-Founder,
Lumina Power, Inc.

Buddy Padilla
Vice President – Sales,
HEICO Repair Group

John Pollard
Vice President and General Manager,
Jet Avion Corporation

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Rex Reum
Vice President and General Manager,
Jetseal, Inc.

Thomas L. Ricketts
President and Co-Founder,
Connectronics Corp. and Wiremax

Troy J. Rodriguez
President & Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
President,
LPI Corporation

Alain Ruiz
Vice President and General Manager –
Avionics and Instruments,
HEICO Component Repair Group (Miami)

Kate Schaefer
Vice President – Sales and Marketing,
HEICO Parts Group

Val Shelley
Senior Vice President – Development,
HEICO Aerospace Holdings Corp.

Michael W. Siegel
Senior Vice President, Finance and
Administration,
HEICO Aerospace Holdings Corp.

Rick Stine
Senior Vice President – Operations,
HEICO Parts Group

David Susser
President,
HEICO Distribution Group and Seal
Dynamics LLC

Karl Trowbridge
Managing Director and Founder,
Avisource, Ltd.

Gregg Tuttle
Vice President and General Manager,
Future Aviation, Inc.

Steven Walker
Controller and Assistant Treasurer,
HEICO Corporation

Jeff Williams
Vice President and General Manager,
Flight Specialties Components

Nicholas "Tony" Wright
Vice President and General Manager,
Inertial Airline Services, Inc.

BOARD OF DIRECTORS

Laurans A. Mendelson
Chairman, President and
Chief Executive Officer,
HEICO Corporation

Samuel L. Higginbottom
Former Chairman, President
and Chief Executive Officer,
Rolls-Royce, Inc.

Wolfgang Mayrhuber
Chairman of the Executive Board
and Chief Executive Officer,
Deutsche Lufthansa AG

Eric A. Mendelson
President, Flight Support Group,
HEICO Corporation

Victor H. Mendelson
President, Electronic Technologies
Group and General Counsel,
HEICO Corporation

Albert Morrison, Jr.
Chairman Emeritus, Morrison,
Brown, Argiz & Farra, LLP,
Certified Public Accountants

Joseph W. Pallot
Partner, Devine Goodman
Pallot & Wells, P.A.

Dr. Alan Schriesheim
Retired Director,
Argonne National Laboratory

Frank J. Schwitter
Retired Partner,
Arthur Andersen LLP


Laurans A. Mendelson


Samuel L. Higginbottom


Wolfgang Mayrhuber


Eric A. Mendelson


Victor H. Mendelson


Albert Morrison, Jr.


Joseph W. Pallot


Dr. Alan Schriesheim


Frank J. Schwitter

Executive Officer Certifications

HEICO Corporation has filed with the U.S. Securities and Exchange Commission as exhibits 31.1 and 31.2 to its Form 10-K for the year ended October 31, 2007, the required certifications of its Chief Executive Officer (CEO) and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act regarding the quality of its public disclosures. HEICO Corporation's CEO also has submitted to the New York Stock Exchange (NYSE) following the March 2007 annual meeting of shareholders the annual CEO certification stating that he is not aware of any violation by HEICO Corporation of the NYSE's corporate governance listing standards. All Board of Directors Committee Charters, Corporate Governance Guidelines as well as HEICO's Code of Ethics and Business Conduct are located on HEICO's web site at www.heico.com.

Certain statements in this annual report constitute forward-looking statements which may involve risks and uncertainties. HEICO's actual experience may differ materially from that discussed as a result of factors, including, but not limited to: lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services; product specification costs and requirements, which could cause our costs to complete contracts to increase; governmental and regulatory demands, export policies and restrictions, military program funding by U.S. and non-U.S. Government agencies or competition on military programs, which could reduce our sales; HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest rates and economic conditions within and outside of the aerospace, defense and electronics industries, which could negatively impact our costs and revenues. Parties receiving this material are encouraged to review all of HEICO's filings with the Securities and Exchange Commission, including, but not limited to filings on Form 10-K, Form 10-Q and Form 8-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END

HEICO® CORPORATION

3000 Taft Street, Hollywood, Florida 33021
Telephone 954 987 4000 | Fax 954 987 8228
http://www.heico.com